1-14106

AR/S

P.E.
12-31-02

DaVita

INC

DaVita Inc.
2002 ANNUAL REPORT

Table of Contents

DaVita™

Dear Stakeholders:

2002 was another strong year in terms of both operating performance and financial results. Looking forward, our operating momentum is strong and our near-term financial results look solid. Please allow me to elaborate.

Clinical Outcomes: Once again, DaVita had its best clinical year ever and was perhaps the highest quality provider in the industry. This quality directly leads to lower total expenditures, decreased mortality, and increased quality of life. For example, in the area of hemodialysis adequacy (KT/V), we achieved or exceeded the national goal of 1.2 for over 92% of our patients. This clinical accomplishment, like our others, is noteworthy because it reflects our work with 45,000 patients across 515 locations that span every type of clinical and socio-economic setting.

Physician Partners: Given our clinical outcomes, it is no surprise that our physician alliances are stronger than ever as well. Our national and regional Physician Councils and forums continue to enable the participating nephrologists to be the "co-architects" of our company's ability to achieve clinical and operational excellence.

DaVita Clinical Research: DaVita Clinical Research (DCR) is a clinical trial site and site management organization with over 16 years of experience in renal and renal related clinical trials. DaVita is the only dialysis company with its own 50-bed inpatient unit for Phase I—IV clinical trials. DCR is also responsible for the oversight and placement of Phase II—IV clinical trials in DaVita's dialysis units across the United States. Through this drug and device research, we support healthcare professionals in improving outcomes for all dialysis patients. In addition to drug and device sponsored clinical trials, DaVita awarded over 20 research grants to our own teammates and physicians in private and academic practices over the last year to fund small focused trials to explore ideas for advancing the care of dialysis patients.

Cash Flows: At the beginning of the year, we said operating cash flow, excluding the contribution of prior period lab receipts and accounts receivable recoveries, would be between $200 and $240 million. We generated $303 million, or $342 million including these prior period collections. Our DSO has been steady in the 69–71 range, consistent with expectations.

Capital Structure: In April 2002 we refinanced much of our outstanding debt to lower our borrowing rates, to improve repayment terms and to provide more flexibility for corporate initiatives. During the year, we used excess cash flow and borrowing capacity to buy back 27,300,000 shares, or approximately 30% of our total diluted share count. At the end of the year, our debt level was within our targeted long-term range.

Earnings: Net earnings were $148 million excluding recoveries, lab receipts, and extraordinary items or $157 million including these items. On a comparable basis, earnings were up 16% over 2001. Margins pulled back from their high in 2001, as we had told you they would.

Growth: We said we would be in the 3-4% same store growth rate for 2002 and we did what we said we would do, achieving 3.9%. We still believe we will ultimately achieve acceleration in same store growth in the coming years.

On the acquisition front we purchased 11 centers with a combined census of 600 patients, which we expect will add approximately 1% to treatment growth on an annualized basis. We intend to do more than this in 2003, but the market is quite competitive for the available opportunities and our pricing discipline must be preserved.

Organizational Capability: We continue to invest in our team, so that they can grow both personally and professionally. That growth will enable them to create a great patient care and working environment.

Public Policy: DaVita remains a leader in helping the industry become a more effective advocate for its patients and caregivers in Washington DC and in the states. The fact remains we need an annual inflation update. Current budget deficits will make achieving this more difficult, but the industry is appropriately ramping up its attention to effective advocacy.

Dialysis is an American healthcare segment that works. Quality has demonstrably and steadily improved over the last 10 years, and will continue to do so. Taxpayer dollars are spent with an efficiency perhaps unmatched in the American system. The one blemish is the emerging access problem for patients in some rural and inner city areas, as we and others have been forced to close some centers due to inadequate Medicare reimbursement.

Conclusion: 2002 was a strong clinical year. 2002 was a solid financial year. 2002 was a strong operating year. We enter 2003 with healthy operating momentum and seek to continue our strong cash generation.

I would like to take this opportunity to thank the 13,000 DaVita teammates who delivered these strong clinical, operating and financial results. They display a remarkable tenacity in their efforts to simultaneously meet the expectations of patients, physician partners, shareholders, and each other.

Sincerely,

Kent J. Thiry
Chairman and CEO

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward looking statements

This Annual Report contains statements that are forward-looking statements within the meaning of the federal securities laws, including statements about our expectations, beliefs, intentions or strategies for the future. These statements involve known and unknown risks and uncertainties, including risks resulting from the regulatory environment in which we operate, economic and market conditions, competitive activities, other business conditions, accounting estimates, and the risk factors set forth in this Annual Report. These risks, among others, include those relating to possible reductions in private mix and private and government reimbursement rates, the concentration of profits generated from PPO and private indemnity patients and from ancillary services including the administration of pharmaceuticals, changes in pharmaceutical practice patterns or reimbursement policies, the ongoing review of the Company's Florida laboratory subsidiary by its Medicare carrier and the DOJ, the ongoing review by the US Attorney's Office and the OIG in Philadelphia and the Company's ability to maintain contracts with physician medical directors. Our actual results may differ materially from results anticipated in our forward-looking statements. We base our forward-looking statements on information currently available to us, and we have no current intention to update these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

The following should be read in conjunction with our consolidated financial statements and related notes thereto elsewhere in this Annual Report.

Results of operations

Our operating results, excluding prior-period service recoveries, for the year ended December 31, 2002 were in line with our projected range, with no significant unanticipated changes in dialysis revenue, expense trends or EBITDA, and no material changes in our general risk assessments. However, positive developments regarding disputed Medicare claims at our Florida laboratory have allowed us to recognize Medicare lab revenue for current and prior services beginning in the third quarter of 2002.

The following is a summary of continental U. S. and non-continental U.S. operating revenues and operating expenses:

	Year ended December 31,					
	2002		2001		2000	
	(dollars in millions)					
Operating revenues:						
Continental U.S.	$1,849	*100%*	$1,636	*99%*	$1,412	*95%*
Non-continental U.S.	6		15	*1%*	74	*5%*
	$1,855	*100%*	$1,651	*100%*	$1,486	*100%*
Operating expenses:						
Continental U.S.	$1,458	*100%*	$1,317	*99%*	$1,234	*94%*
Non-continental U.S.	6		16	*1%*	73	*6%*
Impairment valuation adjustments					4	
	$1,464	*100%*	$1,333	*100%*	$1,311	*100%*

The divestiture of our dialysis operations outside the continental United States was substantially completed during 2000, and the sale of our remaining centers in Puerto Rico was completed during the second quarter of 2002. Therefore, the non-continental U.S. operating results are excluded from the revenue and cost trends discussed below.

Continental operating results were as follows (see Note 18 to the consolidated financial statements for non-continental U.S. operating results):

Continental U.S. Operations

	Year ended December 31,					
	2002		2001		2000	
	(dollars in millions)					
Net operating revenues:						
Current period services	$ 1,790	*100%*	$ 1,614	*100%*	$ 1,412	*100%*
Prior years' services—laboratory	59					
Prior years' services—dialysis			22			
Operating expenses:						
Dialysis centers and labs	1,212	*68%*	1,087	*67%*	973	*69%*
General and administrative	154	*9%*	129	*8%*	120	*8%*
Depreciation and amortization(a)	65	*4%*	62	*4%*	58	*4%*
Provision for uncollectible accounts(b)	32	*2%*	32	*2%*	38	*3%*
	1,463	*82%*	1,310	*81%*	1,189	*84%*
Operating income—current period services(a)(b)	$ 327	*18%*	$ 304	*19%*	$ 223	*16%*
Impairments and valuation losses (gains):						
Continental U.S. operations	$ 1		$ (1)		$ 5	
Non-continental U.S. operations	(1)		1		(1)	
	$ —		$ —		$ 4	
Dialysis treatments (000's)	5,975		5,690		5,354	
Average dialysis treatments per treatment day	19,090		18,185		17,066	
Average dialysis revenue per treatment	$ 291		$ 278		$ 256	

(a) For comparison purposes, excludes goodwill amortization of $42 million in 2001, and $45 million in 2000. Goodwill is not amortized effective for 2002 per SFAS No. 142.

(b) Excludes approximately $5 and $35 million of recoveries in 2002 and 2001 of amounts reserved in 1999. Operating income as presented also excludes $59 and $22 million of prior years' services revenues in 2002 and 2001.

Because of the inherent uncertainties associated with predicting third-party reimbursements in the healthcare industry, our revenue recognition involves significant estimation risks. Such risks and uncertainties are addressed in AICPA Statement of Position (SOP) No. 00-1 *Auditing Health Care Third-Party Revenues and Related Receivables.* Our estimates are developed based on the best information available to us and our best judgement as to the reasonably assured collectibility of our billings as of the reporting date. Changes in estimates are reflected in the financial statements based upon on-going actual experience trends, or subsequent settlements and realizations depending on the nature and predictability of the estimates and contingencies.

The net operating revenues for continental U.S. operations of $1,790 million in 2002 and $1,614 million in 2001 represent annual increases of $176 million or 11% and $202 million or 14%, respectively. Approximately 50% and 60% of the increase in dialysis services revenue for 2002 and 2001 was attributable to increases in the average reimbursement rate per treatment and approximately 50% and 40% was due to an increase in the number of dialysis treatments. The increase in 2002 also included approximately $21 million of current year Medicare laboratory revenue. As discussed below, we had not recognized any Medicare laboratory revenue during 2001 due to the ongoing dispute with the third-party carrier.

Dialysis services revenue

Dialysis services revenue, excluding prior period service revenue, represented 97%, 98% and 97% of current operating revenues in 2002, 2001 and 2000, respectively. Lab, other and management fee income account for the balance of revenues.

Dialysis services include outpatient center hemodialysis, which accounts for approximately 88% of total dialysis treatments, home dialysis, and inpatient hemodialysis with contracted hospitals. Major components of dialysis revenue include the administration of EPO and other drugs as part of the dialysis treatment, which represents approximately 37% of operating revenues.

Dialysis services are paid for primarily by Medicare and state Medicaid programs in accordance with rates established by CMS, and by other third-party payors such as HMO's and health insurance carriers. Services provided to patients covered by third-party insurance companies are normally reimbursed at rates higher than Medicare or Medicaid rates. Patients covered by employer group health plans convert to Medicare after a maximum of 33 months. As of year-end 2002, the Medicare ESRD dialysis treatment rates were between $121 and $144 per treatment, or an overall average of $131 per treatment, excluding the administration of drugs.

The majority of our net earnings from dialysis services are derived from commercial payors, some of which pay at negotiated reimbursement rates and others which pay based on our usual and customary rates. The commercial reimbursement rates are under continual pressure as we negotiate contract rates with large HMO's and insurance carriers. Additionally, as a patient transitions from commercial coverage to Medicare or Medicaid coverage, the reimbursement rates generally decline substantially.

Dialysis services revenues by payor type were as follows:

	Year ended December 31,		
	2002	2001	2000
Percent of total dialysis revenue:			
Medicare	51%	52%	53%
Medicaid	5	5	5
	56	57	58
HMO's, health insurance carriers and private patient payments	44	43	42
	100%	100%	100%

The average dialysis revenue recognized per treatment (excluding prior years' services revenue) was $291, $278 and $256 for 2002, 2001 and 2000, respectively. The increase in average dialysis revenue per treatment in 2002 was principally due to increases in our standard fee schedules (impacting non-contract commercial revenue), changes in mix and intensity of physician-prescribed pharmaceuticals, continued improvements in revenue capture, billing and collecting operations, and payor contracting. The increase in 2001 was principally due to continued improvements in revenue realization due to improved clinical operations and billing and collection processes, and a 2.4% increase in the Medicare composite reimbursement rates.

The number of dialysis treatments increased 5.0% in 2002 and 6.3% in 2001, principally attributable to a non-acquired annual growth rate of approximately 4.0% for both years. We continue to expect the non-acquired growth rate to remain in the range of 3.0% to 5.0% through 2003. Acquisitions accounted for the balance of the increases in treatment volumes.

The prior years' services revenue of $22 million in 2001 related to cash recoveries associated with prior years' services and resulted from improvements in the Company's billing and collecting operations.

Lab and other services

As discussed in Note 16 to the consolidated financial statements (*Contingencies*), our Florida-based laboratory subsidiary has been under an ongoing third-party carrier review for Medicare reimbursement claims since 1998. Prior to the third quarter 2002, no Medicare payments had been received since May 1998. Following a favorable ruling by an administrative law judge in June 2002 relating to review periods from January 1995 to March 1998, the carrier began releasing funds for lab services provided subsequent to May 2001. During the fourth quarter of 2002, the carrier also released funds related to review periods from April 1998 through May 2001. During the second half of 2002, the carrier paid us a total of $68.8 million, representing approximately 70% of the total outstanding prior Medicare lab billings for the period from January 1995 through June 2002. Approximately $10 million of these collections related to 2002 lab services provided through June 2002. We have recognized prior period services Medicare lab revenue as payments have been received based on our belief that the cumulative recoveries do not exceed the aggregate amount that we will ultimately recover and retain upon final review and settlement of the Medicare billings. At this time we expect no significant additional Medicare lab payments relating to prior periods unless and until the dispute over the remaining disallowed claims are resolved in our favor. In addition to the prior-period claims, the carrier also began processing billings for current period services in the third quarter of 2002. As a result, in addition to the $10 million of Medicare lab revenue related to the first half of 2002, we recognized approximately $11 million of current period Medicare lab revenue in the second half of 2002.

Management fee income

Management fee income represented less than 1% of total revenues for 2002 and 2001. Our fees are typically based on a percentage of revenue of the center that we manage and are established in the management contract. We managed 23 and 25 third-party dialysis centers as of year end 2002 and 2001.

Dialysis centers and lab expenses

Operating expenses consist of costs and expenses specifically attributable to the operations of dialysis centers and labs, including direct labor, drugs, medical supplies and other patient care service and support costs. Dialysis centers and lab operating expenses as a percentage of net operating revenue (excluding prior period services revenue) were 68%, 67% and 69% for 2002, 2001 and 2000, respectively. On a per-treatment basis, the operating expenses increased approximately $12 and $9 in 2002 and 2001. The increase in both years was principally due to higher labor and pharmaceutical costs, as well as revenue-impacting changes in the mix of physician-prescribed pharmaceuticals. Increases in revenue per treatment substantially offset these cost increases.

General and administrative expenses. General and administrative expenses consist of those costs not specifically attributable to the dialysis centers and labs and include expenses for corporate and regional administration, including centralized accounting, billing and cash collection functions. General and administrative expenses as a percentage of net operating revenues (excluding prior period services revenue) were approximately 8.6%, 8.0% and 8.5% in 2002, 2001 and 2000, respectively. In absolute dollars, general and administrative expenses increased by approximately $25 million in 2002. The increase was principally due to higher labor costs, continued investments in infrastructure to develop new operating and billing systems, and higher legal costs relating to the laboratory and U.S. Attorney's reviews (see discussion of contingencies below) and other proactive compliance initiatives.

Provision for uncollectible accounts receivable. The provision for 2002 and 2001, net of recoveries, was $27 million and a net recovery of $3 million. Before considering cash recoveries and excluding prior period services revenue, the provisions for uncollectible accounts receivable were approximately 1.8% of current operating revenues in 2002 as compared to 2.0% in 2001 and 3% in 2000. During 2002 and 2001, we realized recoveries of $5 million and $35 million associated with aged accounts receivables that had been reserved in 1999. The recoveries and lower provisions in 2002 and 2001 resulted from continued improvements that we made in our billing and collecting processes.

Impairments and valuation adjustments. We perform impairment or valuation reviews for our property and equipment, amortizable intangibles, and investments in and advances to third-party dialysis businesses whenever a change in condition indicates that a review is warranted. Such changes include changes in our business strategy and plans, the quality or structure of our relationships with our partners, or when an owned or third-party dialysis business experiences deteriorating operating performance or liquidity problems. Goodwill is routinely assessed for possible valuation impairment using fair value methodologies.

Impairments and valuation adjustments for 2002 consisted of a net loss of approximately $1 million associated with continental U.S. operations and a net gain of approximately $1.3 million associated with the sale of our remaining non-continental U.S. operations.

Other income (loss)

The net of other income and loss items were income of $5.8 million for 2002, $4.6 million for 2001 and a loss of $7.2 million in 2000. Interest income was $3.4 million, $3.2 million and $7.7 million for 2002, 2001 and 2000, respectively. In 2000, we had losses of $15.5 million related to the settlement of a securities lawsuit and the recognition of the foreign currency translation loss associated with the divestitures of the non-continental U.S. operations.

Debt expense

Debt expense for 2002, 2001 and 2000 consisted of interest expense of approximately $69, $70 and $113 million respectively, and the amortization of deferred financing costs of approximately $3 million in both 2002 and 2001 and $4 million in 2000. The slight reduction in interest expense in 2002 was the result of lower average interest rates offset by higher debt balances due to our debt restructuring and common stock purchases that occurred as part of our recapitalization plan, as discussed below.

Provision for income taxes

The provision for income taxes for 2002 represented an effective tax rate of 41.0% as compared to 43.4% in 2001 and 62.2% in 2000. The reduction in the effective tax rate in 2002 compared to 2001 was primarily due to overall lower state income tax rates, the elimination of book amortization not deductible for tax purposes and changes in tax valuation estimates. The high effective rate in 2000 resulted from the relatively low level of pre-tax earnings in relation to significant permanent differences in 2000, including non-deductible amortization and deferred tax valuation allowances.

Extraordinary items

In 2002, the extraordinary loss of $29.4 million, net of tax, related to our recapitalization plan which included retiring all our $225 million outstanding 9¼% Senior Subordinated Notes due 2011 and extinguishing our then existing senior credit facilities, as discussed below.

In 2001, the extraordinary gain of $1 million, net of tax, related to the write-off of deferred financing costs offset by the accelerated recognition of deferred interest rate swap liquidation gains as a result of debt refinancing.

In 2000, the extraordinary loss of $3.5 million, net of tax, related to the write-off of deferred financing costs associated with an early extinguishment of debt. In July 2000, we restructured our revolving and term credit facilities.

Projections for 2003

Our current projections for 2003, based on current conditions and trends, are for normal operating earnings before depreciation and amortization, debt expense and taxes, or EBITDA, to be in the range of $380 million to

$400 million. These projections and the underlying assumptions involve significant risks and uncertainties, and actual results may vary significantly from these current projections. These risks, among others, include those relating to possible reductions in private and government reimbursement rates, the concentration of profits generated from non-governmental payors and from the administration of physician-prescribed pharmaceuticals, changes in pharmaceutical practice patterns or reimbursement policies, and the ongoing review by the United States Attorney's Office and the OIG. Additionally, the termination or restructuring of managed care contracts, medical director agreements or other arrangements may result in future impairments or otherwise negatively affect our operating results. We undertake no duty to update these projections, whether due to changes in current or expected trends, underlying market conditions, decisions of the United States Attorney's Office, the DOJ or the OIG in any pending or future review of our business, or otherwise.

Liquidity and capital resources

Cash flow from operations during 2002 amounted to $342 million which included $64 million of prior period services recoveries. The non-operating cash flows were primarily associated with our recapitalization plan to restructure our debt and repurchase common stock, as discussed below, and a net investment of $121 million in acquisitions and new center developments, system infrastructure and other capital assets. During 2001 operating cash flow amounted to $265 million, which included $57 million of prior period services recoveries. Non-operating cash flows for 2001 included a net $118 million for acquisitions and capital asset expenditures, and $20 million in stock repurchases.

In the first quarter of 2002, we initiated a recapitalization plan to restructure our debt and repurchase common stock. In April 2002, we completed the initial phase of the recapitalization plan by retiring all of our $225 million outstanding 9¼% Senior Subordinated Notes due 2011 for $266 million. Concurrent with the retirement of this debt, we secured a new senior credit facility agreement in the amount of $1.115 billion. The excess of the consideration paid over the book value of the Senior Subordinated Notes and write-off of deferred financing costs associated with extinguishing the existing senior credit facilities and the notes resulted in an extraordinary loss of $29.4 million, net of tax. In June 2002, we completed the next phase of the recapitalization plan with the repurchase of 16,682,337 shares of our common stock for approximately $402 million, or $24.10 per share, through a modified dutch auction tender offer. In May 2002, our Board of Directors authorized the purchase of an additional $225 million of common stock over the next eighteen months. As of December 31, 2002, 7,699,440 shares had been acquired for $172 million under this authorization. No additional purchases have been made under this authorization since December 2002. For the year ended December 31, 2002, stock repurchases, including 2,945,700 shares acquired prior to initiating the recapitalization plan, amounted to $642 million for 27,327,477 shares, for a composite average of $23.50 per share.

The new senior credit facility secured during the second quarter of 2002 consists of a Term Loan A for $150 million, a Term Loan B for $850 million and a $115 million undrawn revolving credit facility, which includes up to $50 million available for letters of credit. During the second quarter of 2002, we borrowed all $850 million of the Term Loan B, and $842 million of the Term Loan B remained outstanding as of December 31, 2002. The Term Loan B bears interest equal to LIBOR plus 3.00%, which was a weighted average rate of 4.71% as of December 31, 2002. The interest rates under the Term Loan A, which was fully drawn during January 2003, and the revolving credit facility are equal to LIBOR plus a margin ranging from 1.5% to 2.75% based on our leverage ratio. The current margin is 2.25% for an effective rate of 3.61%. The aggregate annual principal payments for the entire outstanding term credit facility range from $11 million to $51 million in years one through five, and $403 million in each of years six and seven, with the balance due not later than 2009. The new senior credit facility is secured by all our personal property and that of all our wholly-owned subsidiaries. The new senior credit facility also contains financial and operating covenants including investment limitations.

During the second quarter of 2001 we issued $225 million of 9¼% Senior Subordinated Notes and completed a refinancing of our senior credit facilities. The net proceeds of these transactions were used to pay down amounts outstanding under our then existing senior credit facilities. The new senior credit facilities consisted of two term loans (totaling $114 million as of December 31, 2001) and a $150 million revolving credit facility (undrawn as of December 31, 2001). Total outstanding debt amounted to $820 million at December 31, 2001, a reduction of $156 million during the year. In 2000, we negotiated a major restructuring of the credit facility and we were able to reduce the total outstanding debt by over $482 million from our operating cash flows and the proceeds from divesting our non-continental operations.

The continental U.S. accounts receivable balance at December 31, 2002 and 2001 represented approximately 70 and 72 days of net revenue, net of bad debt provision.

During 2002 we increased our capital expenditures by approximately $50 million over 2001, principally for new dialysis centers, relocations and expansions, and for major information technology systems and upgrades. We acquired a total of 11 centers and opened 19 new centers.

We believe that we will have sufficient liquidity and operating cash flows to fund our scheduled debt service and other obligations over the next twelve months.

Off-balance sheet arrangements and aggregate contractual obligations

In addition to the debt obligations reflected on our balance sheet, we have commitments associated with operating leases, letters of credit and our investments in third-party dialysis businesses. Nearly all of our facilities are leased. We have potential acquisition obligations for several jointly-owned centers, in the form of put options exercisable at the third-party owners' discretion. These put obligations require us to purchase the third-party owners' interests at either the appraised fair market value or a predetermined multiple of earnings or cash flow. The following is a summary of these contractual obligations and commitments as of December 31, 2002 (000's):

	Within One Year	1-3 Years	4-5 Years	After 5 Years	Total
Scheduled payments under contractual obligations:					
Long-term debt	$ 7,285	$ 17,000	$438,437	$849,688	$1,312,410
Capital lease obligations	693	698	2,380	3,049	6,820
Operating leases	48,916	88,026	69,832	88,655	295,429
	$56,894	$105,724	$510,649	$941,392	$1,614,659
Potential cash requirements under existing commitments:					
Letters of credit	$ 7,418				$ 7,418
Acquisition of dialysis centers	33,000	$ 17,000	10,000		60,000
Working capital advances to managed and minority-owned centers	5,000				5,000
	$45,418	$ 17,000	$ 10,000	$ —	$ 72,418

Contingencies

Health care provider revenues may be subject to adjustment as a result of (1) examination by government agencies or contractors, for which the resolution of any matters raised may take extended periods of time to finalize; (2) differing interpretations of government regulations by different fiscal intermediaries or regulatory authorities; (3) differing opinions regarding a patient's medical diagnosis or the medical necessity of services provided; (4) retroactive applications or interpretations of governmental requirements; and (5) claims for refunds from private payors.

Our Florida-based laboratory subsidiary is the subject of a third-party carrier review of its Medicare reimbursement claims. The carrier has reviewed claims for six separate review periods. In 1998 the carrier issued a formal overpayment determination in the amount of $5.6 million for the first review period (January 1995 to April 1996). The carrier also suspended all payments of Medicare claims from the laboratory beginning in May 1998. In 1999, the carrier issued a formal overpayment determination in the amount of $15.0 million for the second review period (May 1996 to March 1998). Subsequently, the carrier informed us that $16.1 million of the suspended claims for the third review period (April 1998 to August 1999), $11.6 million of the suspended claims for the fourth review period (August 1999 to May 2000), $2.9 million of the suspended claims for the fifth review period (June 2000 to December 2000) and $0.9 million of the suspended claims for the sixth review period (December 2000 through May 2001) were not properly supported by the prescribing physicians' medical justification. The carrier's allegations regarding improperly supported claims represented approximately 99%, 96%, 70%, 72%, 24% and 10%, respectively, of the tests the laboratory billed to Medicare for these six review periods.

We have disputed each of the carrier's determinations and have provided supporting documentation of our claims. In addition to the formal appeal processes with the carrier and a federal administrative law judge, we also pursued resolution of this matter through meetings with representatives of the Centers for Medicare and Medicaid Services, or CMS, and the Department of Justice, or DOJ. We initially met with the DOJ in February 2001, at which time the DOJ requested additional information, which we provided in September 2001.

In June 2002 an administrative law judge ruled that the sampling procedures and extrapolations that the carrier used as the basis of its overpayment determinations for the first two review periods were invalid. This decision invalidated the carrier's overpayment determinations for the first two review periods. The administrative law judge's decision on the first two review periods does not apply to the remaining four review periods, as each review period is evaluated independently. Moreover, the carrier's sampling procedures have varied from period to period, and the conclusions the judge arrived at with respect to the first two periods may not hold for the subsequent periods. The hearings before a carrier hearing officer for the third and fourth review periods are scheduled to take place in the second quarter of 2003.

During 2000 we stopped accruing Medicare revenue from this laboratory because of the uncertainties regarding both the timing of resolution and the ultimate revenue valuations. Following the favorable ruling by the administrative law judge in 2002 related to the first two review periods covering January 1995 to March 1998, the carrier lifted the payment suspension and began making payments in July 2002 for lab services provided subsequent to May 2001. After making its determination with respect to the fifth and sixth review periods in December 2002, the carrier paid the additional amounts that it is not disputing for the second through sixth review periods. As of December 31, 2002, we had received a total of $68.8 million, which represented approximately 70% of the total outstanding Medicare lab billings for the period from January 1995 through June 2002. Approximately $10 million of these collections related to 2002 lab services provided through June 2002. These cash collections were recognized as revenue in the quarter received. We will continue to recognize Medicare lab revenue associated with prior periods as cash collections actually occur, to the extent that cumulative recoveries do not exceed the aggregate amount that management believes we will ultimately recover upon final review and settlement of disputed billings.

In addition to processing prior period claims during the third quarter of 2002, the carrier also began processing billings for current period services on a timely basis. Based on these developments, we began recognizing estimated current period Medicare lab revenue in the third quarter of 2002. As a result, in addition to the $10 million of Medicare lab revenue related to the first half of 2002, we recognized approximately $11 million of current period Medicare lab revenue in the second half of 2002.

The carrier is also currently conducting a study of the utilization of dialysis-related laboratory services. During the study, the carrier has suspended all of its previously existing dialysis laboratory prepayment screens. The purpose of the study is to determine what ongoing program safeguards are appropriate. In its initial findings from the study, the carrier had determined that some of its prior prepayment screens were invalidating appropriate claims. We cannot determine what prepayment screens, post-payment review procedures, documentation requirements or other program safeguards the carrier may yet implement as a result of its study. The carrier has also informed us that any claims that it reimburses during the study period may also be subject to post-payment review and refund if determined inappropriate.

The Medicare carrier for our Minnesota laboratory is conducting a post-payment review of Medicare reimbursement claims for the period January 1996 through December 1999. The scope of the review is similar to the review being conducted at our Florida laboratory. At this time, we are unable to determine how long it will take the carrier to complete this review. There is currently no overpayment determination or payment suspension with respect to the Minnesota laboratory. The DOJ also requested information with respect to this laboratory, which we have provided. Medicare revenues at the Minnesota laboratory, which was much smaller than the Florida laboratory, were approximately $15 million for the period under review. In November 2001, we closed the operations of this laboratory and combined them with our Florida laboratory.

In February 2001 the Civil Division of the United States Attorney's Office for the Eastern District of Pennsylvania in Philadelphia contacted us and requested our cooperation in a review of some of our historical practices, including billing and other operating procedures and our financial relationships with physicians. We cooperated in this review and provided the requested records to the United States Attorney's Office. In May 2002, we received a subpoena from the Philadelphia office of the Office of Inspector General of the Department of Health and Human Services, or OIG. The subpoena requires an update to the information we provided in our response to the February 2001 request, and also seeks a wide range of documents relating to pharmaceutical and other ancillary services provided to patients, including laboratory and other diagnostic testing services, as well as documents relating to our financial relationships with physicians and pharmaceutical companies. The subpoena covers the period from May 1996 to May 2002. We have provided the documents requested. This inquiry remains at an early stage. As it proceeds, the government could expand its areas of concern. If a court determines that there has been wrongdoing, the penalties under applicable statutes could be substantial.

In addition to the foregoing, we are subject to claims and suits in the ordinary course of business. Management believes that the ultimate resolution of these additional pending proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on our financial condition, results of operations or cash flows.

Critical accounting estimates and judgements

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. These accounting principles require us to make estimates, judgements and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and contingencies. All significant estimates, judgements and assumptions are developed based on the best information available to us at the time made and are regularly reviewed and updated when necessary. Actual results will generally differ from these estimates. Changes in estimates are reflected in our financial statements in the period of change based upon on-going actual experience trends, or subsequent settlements and realizations depending on the nature and predictability of the estimates and contingencies. Interim changes in estimates are generally applied prospectively within annual periods. Certain accounting estimates, including those concerning revenue recognition and provision for uncollectible accounts, impairments and valuation adjustments, and accounting for income taxes, are considered to be critical in evaluating and understanding our financial results because they involve inherently uncertain matters and their application requires the most difficult and complex judgements and estimates.

Revenue recognition and provision for uncollectible accounts

Revenues are recognized as services are provided to patients. Operating revenues consist primarily of reimbursement for dialysis and ancillary services to patients. A usual and customary fee schedule is maintained for our dialysis treatment and other patient services; however, actual collectible revenue is normally at a discount to the fee schedule. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at our usual and customary rates, but a contractual allowance is recorded to adjust to the expected net realizable revenue for services provided. Contractual allowances along with provisions for uncollectible accounts are estimated based upon credit risks of third-party payors, contractual terms, inefficiencies in our billing and collection processes, regulatory compliance issues and historical collection experience. Revenue recognition uncertainties inherent in the Company's operations are addressed in AICPA Statement of Position (SOP) No. 00-1 *Auditing Health Care Third-Party Revenues and Related Receivables.* As addressed in SOP No. 00-1, net revenue recognition and allowances for uncollectible billings require the use of estimates of the amounts that will actually be realized considering, among other items, retroactive adjustments that may be associated with regulatory reviews, audits, billing reviews and other matters.

Lab service revenues for current period dates of services are recognized at the estimated net realizable amounts to be received after considering possible retroactive adjustments that may be made as a result of the ongoing third-party carrier review. Prior-period services Medicare lab revenue is currently being recognized as cash collections actually occur, to the extent that the cumulative recoveries do not exceed the aggregate amount that we believe we will ultimately realize upon final review and settlement of the third-party carrier's review.

Impairments of long-lived assets

We account for impairment of long-lived assets, which include property and equipment, investments, amortizable intangible assets and goodwill, in accordance with the provisions of SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* or SFAS No. 142 *Goodwill and Other Intangible Assets,* as applicable. An impairment review is performed annually or whenever a change in condition occurs which indicates that the carrying amounts of assets may not be recoverable. Such changes include changes in our business strategies and plans, changes in the quality or structure of our relationships with our partners and deteriorating operating performance of individual dialysis centers. We use a variety of factors to assess the realizable value of assets depending on their nature and use. Such assessments are primarily based upon the sum of expected future undiscounted net cash flows over the expected period the asset will be utilized, as well as market values and conditions. The computation of expected future undiscounted net cash flows can be complex and involves a number of subjective assumptions. Any changes in these factors or assumptions could impact the assessed value of an asset and result in an impairment charge equal to the amount by which its carrying value exceeds its actual or estimated fair value.

Accounting for income taxes

We estimate our income tax provision to recognize our tax expense for the current year and our deferred tax liabilities and assets for future tax consequences of events that have been recognized in our financial statements using current enacted tax laws. Deferred tax assets must be assessed based upon the likelihood of recoverability from future taxable income and to the extent that recovery is not likely, a valuation allowance is established. The allowance is regularly reviewed and updated for changes in circumstances that would cause a change in judgement about the realizability of the related deferred tax assets. These calculations and assessments involve complex estimates and judgements because the ultimate tax outcome can be uncertain or future events unpredictable.

Variable compensation accruals

We estimate variable compensation accruals monthly based upon the annual amounts expected to be earned and paid out resulting from the achievement of certain employee-specific and or corporate financial and operating goals. Our estimates, which include compensation incentives for bonuses, awards and benefit plan contributions, are updated periodically due to changes in our economic condition or cash flows that could ultimately impact the actual final award. Actual results may vary due to the subjective nature of fulfilling employee specific and or corporate goals as well as the final determination and approval of amounts by the Company's Board of Directors.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate sensitivity

The table below provides information about our financial instruments that are sensitive to changes in interest rates. For our debt obligations, the table presents principal repayments and current weighted average interest rates on these obligations as of December 31, 2002. For our debt obligations with variable interest rates, the rates presented reflect the current rates in effect at the end of 2002. These rates are based on LIBOR plus a margin of 3.0%.

	Expected maturity date						Total	Fair value	Average interest rate
	2003	2004	2005	2006	2007	Thereafter			
	(dollars in millions)								
Long-term debt:									
Fixed rate				$125		$345	$470	$478	6.63%
Variable rate	$8	$9	$9	$ 9	$307	$507	$849	$849	5.10%

Our senior credit facility is based on a floating LIBOR interest rate plus a margin, which is reset periodically and can be locked in for a maximum of six months. As a result, our interest expense is subject to fluctuations as LIBOR interest rates change.

One means of assessing exposure to interest rate changes is duration-based analysis that measures the potential loss in net income resulting from a hypothetical increase in interest rates of 100 basis points across all variable rate maturities (sometimes referred to as a "parallel shift in the yield curve"). Under this model, with all else constant, it is estimated that such an increase would have reduced net income by approximately $3.5 million, $1.6 million and $4.7 million, net of tax, for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company does not currently use any derivative financial instruments to hedge against interest rate exposure.

Exchange rate sensitivity

We are currently not exposed to any foreign currency exchange rate risk.

Report of Management

Management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements of DaVita Inc. and its subsidiaries. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's best estimates and judgements. Financial information included in this Annual Report for the year ended December 31, 2002 is consistent with that in the financial statements.

Management has established and maintains a system of internal controls designed to provide reasonable assurance as to the integrity, reliability and accuracy of the financial statements. Management also maintains disclosure controls and procedures designed to accumulate, process and report materially accurate information within the time periods specified in the Securities and Exchange Commission's rules and regulations.

Internal controls and disclosure controls are periodically reviewed and revised if necessary, and are augmented by appropriate oversight and audit functions, as well as an active Code of Conduct requiring adherence to the highest levels of personal and professional integrity. Management however, recognizes that these controls and procedures can provide only reasonable assurance of desired outcomes.

The consolidated financial statements have been audited and reported on by our independent auditors, KPMG LLP, who report directly to the Audit Committee of the Board of Directors. The Audit Committee, which is comprised solely of independent directors, monitors the integrity of the Company's financial reporting process and systems of internal controls and disclosure controls, monitors the independence and performance of the Company's independent auditors, ensures the effectiveness of an anonymous compliance hotline available to all employees, and holds regular meetings without the presence of management.

The Company has carried out an evaluation of the effectiveness of the design and operations of the Company's internal controls and disclosure controls and procedures in accordance with the Exchange Act requirements. Based upon that evaluation, management has concluded that the Company's internal controls are adequate to provide reasonable assurance that transactions are fairly presented in the consolidated financial statements, and that disclosure controls and procedures are effective for timely identification and review of material information required to be included in the Company's Exchange Act reports, including this Annual Report.

Kent J. Thiry Chief Executive Officer	Richard K. Whitney Chief Financial Officer	Gary W. Beil Vice President and Controller

Independent Auditors' Report

The Board of Directors and Shareholders
DaVita Inc.

We have audited the accompanying consolidated balance sheets of DaVita Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaVita Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. In 2002, the Company changed its method of accounting for goodwill and other intangible assets for all other business combinations.

KPMG LLP

Seattle, Washington
February 21, 2003

Consolidated Balance Sheets

(dollars in thousands, except per share data)

	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	$ 96,475	$ 36,711
Accounts receivable, less allowance of $48,927 and $52,475	344,292	333,546
Inventories	34,929	34,901
Other current assets	28,667	9,364
Deferred income taxes	40,163	60,142
Total current assets	544,526	474,664
Property and equipment, net	298,475	252,778
Amortizable intangibles, net	63,159	73,108
Investments in third-party dialysis businesses	3,227	4,346
Other long-term assets	1,520	2,027
Goodwill	864,786	855,760
	$1,775,693	$1,662,683
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 77,890	$ 74,630
Other liabilities	101,389	111,164
Accrued compensation and benefits	95,435	88,826
Current portion of long-term debt	7,978	9,034
Income taxes payable	9,909	15,027
Total current liabilities	292,601	298,681
Long-term debt	1,311,252	811,190
Other long-term liabilities	9,417	5,012
Deferred income taxes	65,930	23,441
Minority interests	26,229	20,722
Commitments and contingencies		
Shareholders' equity:		
Preferred stock ($0.001 par value, 5,000,000 shares authorized; none issued)		
Common stock ($0.001 par value, 195,000,000 shares authorized; 88,874,896 and 85,409,037 shares issued)	89	85
Additional paid-in capital	519,369	467,904
Retained earnings	213,337	56,008
Treasury stock, at cost (28,216,177 and 888,700 shares)	(662,531)	(20,360)
Total shareholders' equity	70,264	503,637
	$1,775,693	$1,662,683

See notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income
(dollars in thousands, except per share data)

	Year ended December 31,		
	2002	2001	2000
Net operating revenues	$ 1,854,632	$ 1,650,753	$ 1,486,302
Operating expenses:			
Dialysis centers and labs	1,217,685	1,100,652	1,032,153
General and administrative	154,453	129,194	123,624
Depreciation and amortization	64,665	105,209	111,605
Provision for uncollectible accounts	26,877	(2,294)	39,649
Impairments and valuation adjustments	(380)		4,556
Total operating expenses	1,463,300	1,332,761	1,311,587
Operating income	391,332	317,992	174,715
Other income (loss), net	5,790	4,644	(7,201)
Debt expense	71,636	72,438	116,637
Minority interests in income of consolidated subsidiaries	(9,299)	(9,260)	(5,942)
Income before income taxes and extraordinary items	316,187	240,938	44,935
Income tax expense	129,500	104,600	27,960
Income before extraordinary items	186,687	136,338	16,975
Extraordinary (loss) gain related to early extinguishment of debt, net of tax of $19,572 in 2002, $(652) in 2001 and $2,222 in 2000	(29,358)	977	(3,490)
Net income	$ 157,329	$ 137,315	$ 13,485
Basic earnings per common share:			
Income before extraordinary items	$ 2.60	$ 1.63	$ 0.21
Extraordinary (loss) gain, net of tax	(0.41)	0.01	(0.04)
Net income	$ 2.19	$ 1.64	$ 0.17
Diluted earnings per common share:			
Income before extraordinary items	$ 2.28	$ 1.51	$ 0.20
Extraordinary (loss) gain, net of tax	(0.32)	0.01	(0.04)
Net income	$ 1.96	$ 1.52	$ 0.16
Weighted average shares for earnings per share:			
Basic	71,831,000	83,768,000	81,581,000
Diluted	90,480,000	103,454,000	83,157,000
STATEMENTS OF COMPREHENSIVE INCOME			
Net income	$ 157,329	$ 137,315	$ 13,485
Other comprehensive income:			
Foreign currency translation			4,718
Comprehensive income	$ 157,329	$ 137,315	$ 18,203

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(dollars in thousands)

	Year ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 157,329	$ 137,315	$ 13,485
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	64,665	105,209	111,605
Impairments and valuation adjustments	(380)		4,556
(Gain) loss on divestitures	(771)	1,031	(2,875)
Deferred income taxes	62,468	10,093	8,906
Non-cash debt expense	3,217	2,396	3,008
Stock option expense and tax benefits	22,212	17,754	2,908
Equity investment losses (income)	(1,791)	(3,228)	931
Foreign currency translation loss			4,718
Minority interests in income of consolidated subsidiaries	9,299	9,260	5,942
Distributions to minority interests	(6,165)	(7,942)	(6,564)
Extraordinary loss (gain)	29,358	(977)	3,490
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:			
Accounts receivable	(17,699)	(37,167)	59,564
Inventories	(342)	(13,575)	9,402
Other current assets	(19,089)	3,321	15,150
Other long-term assets	527	227	2,683
Accounts payable	10,822	(3,906)	(28,716)
Accrued compensation and benefits	6,837	17,990	26,365
Other current liabilities	2,585	9,728	19,445
Income taxes	14,455	17,105	45,473
Other long-term liabilities	4,458	157	1,608
Net cash provided by operating activities	341,995	264,791	301,084
Cash flows from investing activities:			
Additions of property and equipment, net	(102,712)	(51,233)	(41,088)
Acquisitions and divestitures, net	(18,511)	(66,939)	1,120
Divestitures of non-continental U.S. operations			133,177
Investments in and advances to affiliates, net	5,064	25,217	488
Intangible assets	(342)	(11)	(342)
Net cash (used in) provided by investing activities	(116,501)	(92,966)	93,355
Cash flows from financing activities:			
Borrowings	2,354,105	1,709,996	1,913,893
Payments on long-term debt	(1,855,199)	(1,866,232)	(2,390,929)
Debt redemption premium	(40,910)		
Deferred financing costs	(10,812)	(9,285)	(3,092)
Interest rate swap liquidation proceeds			6,257
Net proceeds from issuance of common stock	29,257	19,560	2,658
Purchase of treasury shares	(642,171)	(20,360)	
Net cash used in financing activities	(165,730)	(166,321)	(471,213)
Net increase (decrease) in cash and cash equivalents	59,764	5,504	(76,774)
Cash and cash equivalents at beginning of year	36,711	31,207	107,981
Cash and cash equivalents at end of year	$ 96,475	$ 36,711	$ 31,207

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands)

	Common Stock		Additional paid-in capital	Notes receivable from shareholders	Retained earnings (deficit)	Treasury Stock		Accumulated other comprehensive income (loss)	Total
	Shares	Amount				Shares	Amount		
Balance at December 31, 1999	81,193	$81	$426,025	$(192)	$ (94,792)			$(4,718)	$326,404
Shares issued to employees and others	126		720						720
Options exercised	817	1	2,080						2,081
Repayment of notes receivable, net of interest accrued				109					109
Income tax benefit on stock options exercised			1,977						1,977
Stock option expense (benefit)			(126)						(126)
Foreign currency translation								4,718	4,718
Net income					13,485				13,485
Balance at December 31, 2000	82,136	82	430,676	(83)	(81,307)			—	349,368
Shares issued to employees and others	132		602						602
Options exercised	3,141	3	18,872						18,875
Repayment of notes receivable, net of interest accrued				83					83
Income tax benefit on stock options exercised			17,087						17,087
Stock option expense			667						667
Net income					137,315				137,315
Treasury stock purchases						(889)	$ (20,360)		(20,360)
Balance at December 31, 2001	85,409	85	467,904	—	56,008	(889)	(20,360)	—	503,637
Shares issued to employees and others	45		798						798
Options exercised	3,421	4	28,455						28,459
Income tax benefit on stock options exercised			22,150						22,150
Stock option expense			62						62
Net income					157,329				157,329
Treasury stock purchases						(27,327)	(642,171)		(642,171)
Balance at December 31, 2002	88,875	$89	$519,369	$ —	$213,337	(28,216)	$(662,531)	$ —	$ 70,264

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(dollars in thousands)

1. Organization and summary of significant accounting policies

Organization

DaVita Inc. operates kidney dialysis centers and provides related medical services primarily in dialysis centers and in contracted hospitals across the United States. These operations represent a single business segment. See Note 18 regarding the Company's divestiture of its operations outside the continental United States during 2000.

Basis of presentation

These consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. The financial statements include the Company's subsidiaries and partnerships that are wholly-owned, majority-owned, or in which the Company maintains a controlling financial interest. All significant intercompany transactions and balances have been eliminated. Non-consolidated equity investments are recorded under the equity or cost method of accounting as appropriate. Prior year balances and amounts have been classified to conform to the current year presentation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods will generally differ from these estimates, such estimates are developed based on the best information available to management and management's best judgements at the time made. All significant assumptions and estimates underlying the reported amounts in the financial statements and accompanying notes are regularly reviewed and updated. Changes in estimates are reflected in the financial statements based upon on-going actual experience trends, or subsequent settlements and realizations depending on the nature and predictability of the estimates and contingencies. Interim changes in estimates are generally applied prospectively within annual periods.

The most significant assumptions and estimates underlying these financial statements and accompanying notes generally involve revenue recognition and provisions for uncollectible accounts, impairments and valuation adjustments, accounting for income taxes and variable compensation accruals. Specific estimating risks and contingencies are further addressed in these notes to the consolidated financial statements.

Net operating revenues

Revenues are recognized as services are provided to patients. Operating revenues consist primarily of reimbursement for dialysis and ancillary services to patients. A usual and customary fee schedule is maintained for dialysis treatments and other patient services; however, actual collectible revenue is normally at a discount to the fee schedule. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at our usual and customary rates, but a contractual allowance is recorded to adjust to the expected net realizable revenue for services provided. Contractual allowances along with provisions for uncollectible accounts are estimated based upon credit risks of third-party payors, contractual terms, inefficiencies in our billing and collection processes, regulatory compliance issues and historical collection experience. Revenue recognition uncertainties inherent in the Company's operations are addressed in AICPA Statement of Position (SOP) No. 00-1 *Auditing Health Care Third-Party Revenues and Related Receivables.* As addressed in SOP No. 00-1, net revenue recognition and allowances for uncollectible billings require the use of estimates of the amounts that will actually be realized considering, among other items, retroactive adjustments that may be associated with regulatory reviews, audits, billing reviews and other matters.

Management services are provided to dialysis centers not owned by the Company. The management fees are typically determined as a percentage of the centers' patient revenues and are included in net operating revenues as earned. Any costs incurred in performing these management services are recognized in dialysis operating and general and administrative expenses.

Other income

Other income includes interest income on cash investments, earnings and losses from non-consolidated equity investments and other non-operating gains and losses.

Cash and cash equivalents

Cash equivalents are highly liquid investments with maturities of three months or less at date of purchase.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist principally of drugs and dialysis related supplies.

Property and equipment

Property and equipment are stated at cost reduced by any impairments. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization expenses are computed using the straight-line method over the useful lives of the assets estimated as follows: buildings, 20 to 40 years; leasehold improvements, the shorter of their estimated useful life or the lease term; and equipment and software, principally 3 to 8 years. Disposition gains and losses are included in current earnings.

Amortizable intangibles

Amortizable intangible assets include noncompetition agreements and deferred debt issuance costs, each of which have determinate useful lives. Noncompetition agreements are amortized over the terms of the agreements, typically three to twelve years, using the straight-line method. Deferred debt issuance costs are amortized to debt expense over the term of the related debt using the effective interest method.

Goodwill

Goodwill represents the difference between the purchase cost of acquired businesses and the fair value of the net assets acquired, and includes intangible assets that are neither contractual nor separable, such as patient lists.

Under Statement of Financial Accounting Standards (SFAS) No. 142 *Goodwill and Other Intangible Assets*, which became effective January 1, 2002, goodwill is not amortized after December 31, 2001, but is assessed for valuation impairment as circumstances warrant and at least annually. An impairment charge would be recorded to the extent the book value of goodwill exceeds its fair value. The Company operates as one reporting unit for goodwill impairment assessments. If this standard had been effective as of January 1, 2000, net income and diluted net income per share would have been $162,350 or $1.76 per share and $40,516 or $0.49 per share for 2001 and 2000, respectively.

Impairment of long-lived assets

Long-lived assets including property and equipment, investments, and amortizable intangible assets are reviewed for possible impairment whenever significant events or changes in circumstances, including changes in

(dollars in thousands)

our business strategy and plans, indicate that an impairment may have occurred. An impairment is indicated when the sum of the expected future undiscounted net cash flows identifiable to that asset or asset group is less than its carrying value. Impairment losses are determined from actual or estimated fair values, which are based on market values, net realizable values or projections of discounted net cash flows, as appropriate. Interest is not accrued on impaired loans unless the estimated recovery amounts justify such accruals.

SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets*, which became effective January 1, 2002, supercedes SFAS No. 121 *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS No. 144 allows different approaches in cash flow estimation and extends discontinued operations treatment, previously applied only to operating segments, to more discrete business components. The impairment model under SFAS No. 144 is otherwise largely unchanged from SFAS No. 121, and adoption of this standard did not have a material effect on the Company's financial statements.

Income taxes

Federal, state and foreign income taxes are computed at current enacted tax rates, less tax credits. Taxes are adjusted both for items that do not have tax consequences and for the cumulative effect of any changes in tax rates from those previously used to determine deferred tax assets or liabilities. Tax provisions include amounts that are currently payable, as well as changes in deferred tax assets and liabilities that arise because of temporary differences between the timing of when items of income and expense are recognized for financial reporting and income tax purposes, and any changes in the valuation allowance caused by a change in judgement about the realizability of the related deferred tax assets.

Minority interests

Consolidated income is reduced by the proportionate amount of income accruing to minority interests. Minority interests represent the equity interests of third-party owners in consolidated entities which are not wholly-owned. As of December 31, 2002, there were 20 consolidated entities with third-party minority ownership interests.

Stock-based compensation

Stock-based compensation for employees is determined in accordance with Accounting Principles Board Opinion No. 25 *Accounting for Stock Issued to Employees*, as allowed under SFAS No. 123 *Accounting for Stock-Based Compensation.* Stock option grants to employees do not result in an expense if the exercise price is at least equal to the market price at the date of grant. Stock option expense is also measured and recorded for certain modifications to stock options as required under FASB Interpretation No. 44 *Accounting for Certain Transactions Involving Stock Compensation.* Stock options issued to non-employees and deferred stock units are valued using the Black-Scholes model and amortized over the respective vesting periods.

Pro forma net income and earnings per share. If the Company had adopted the fair value-based compensation expense provisions of SFAS No. 123 upon the issuance of that standard, net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below:

	Year ended December 31,		
	2002	2001	2000
	(in thousands, except per share)		
Net income (loss):			
As reported	$157,329	$137,315	$ 13,485
Unrecognized fair value stock option expense, net of tax	(9,429)	(17,231)	(20,467)
Pro forma net income (loss)	$147,900	$120,084	$ (6,982)
Pro forma basic earnings per share:			
Pro forma net income (loss)	$147,900	$120,084	$ (6,982)
Weighted average shares outstanding during the year	71,787	83,768	81,593
Vested deferred stock units	44		
Reduction in shares in connection with notes receivable from employees			(12)
Weighted average shares for basic earnings per share calculation	71,831	83,768	81,581
Basic net income (loss) per share—Pro forma	$ 2.06	$ 1.43	$ (0.09)
Basic net income per share—As reported	$ 2.19	$ 1.64	$ 0.17
Pro forma diluted earnings per share:			
Pro forma net income (loss)	$147,900	$120,084	$ (6,982)
Debt expense savings, net of tax, from assumed conversion of convertible debt	19,661	4,222	
Net income (loss) for diluted earnings per share calculations	$167,561	$124,306	$ (6,982)
Weighted average shares outstanding during the year	71,787	83,768	81,593
Vested deferred stock units	44		
Reduction in shares in connection with notes receivable from employees			(12)
Assumed incremental shares from stock plans	4,184	2,708	
Assumed incremental shares from convertible debt	15,394	4,879	
Weighted average shares for diluted earnings per share calculations	91,409	91,355	81,581
Diluted net income (loss) per share—Pro forma	$ 1.83	$ 1.36	$ (0.09)
Diluted net income per share—As reported	$ 1.96	$ 1.52	$ 0.16

The fair values of historical option grants were estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions for grants in 2002, 2001 and 2000, respectively: dividend yield of 0% for all periods; weighted average expected volatility of 40%, 40% and 72%; risk-free interest rates of 3.99%, 4.44% and 6.13% and weighted average expected lives of 3.5, 3.8 and 3.5 years. The expected volatility is the most significant assumption affecting the fair value estimates. A 10% difference in the expected volatility for 2002 would have approximately a $700 pretax impact on the pro forma stock option expense for 2002.

Interest rate swap agreements

The Company has from time to time entered into interest rate swap agreements as a means of managing interest rate exposure. These agreements were not for trading or speculative purposes, and had the effect of converting a portion of our variable rate debt to a fixed rate. Net amounts paid or received have been reflected as

(dollars in thousands)

adjustments to interest expense. The Company had no interest rate swap agreements as of December 31, 2002 and 2001.

Foreign currency translation

Prior to June 2000, the Company had operations in Argentina and Europe. The operations in Argentina were relatively self-contained and integrated within Argentina. The currency in Argentina, which was considered the functional currency, was tied to the U.S. dollar at all times during which the Company had operations in Argentina. Operations in Europe were translated into U.S. dollars at period-end exchange rates and any unrealized gains and losses were accounted for as a component of other comprehensive income. Unrealized gains and losses on debt denominated in a foreign currency that was considered a hedge of the net investment in foreign operations were accounted for as a component of other comprehensive income until June 2000 when we divested our non-continental operations and paid the foreign-denominated debt in full.

Other new accounting standards

SFAS No. 145 *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections* was issued in April 2002. Under SFAS No. 145, which is effective January 1, 2003, gains or losses from extinguishment of debt will no longer be classified as extraordinary items, but will be included as a component of income from continuing operations. Extraordinary items prior to 2003 will be reclassified for consistent presentation. Although the $29,358 extraordinary loss, net of tax, for 2002 will be reclassified in future comparative financial statements as $48,930 of ordinary expense before taxes, this classification change will have no impact on net income or net income per share.

FASB Interpretation No. 45 *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* was issued in November 2002. This Interpretation clarifies the requirements for a guarantor's disclosures in its interim and annual financial statements about its obligations under certain guarantees that it has issued and which remain outstanding. The Interpretation also clarifies the requirements related to the recognition of a liability for the fair value of the obligation undertaken by the guarantor at the inception of the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The disclosure requirements are currently effective with the recognition and initial measurement provisions applying to prospective guarantees issued or modified after December 31, 2002. These provisions are not expected to have a material impact on the Company's financial statements.

2. Earnings per share

Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share includes the dilutive effect of convertible debt (under the if-converted method), stock options (under the treasury stock method) and unvested deferred stock units.

The reconciliation of the numerators and denominators used to calculate basic and diluted net income per share is as follows:

	Year ended December 31,		
	2002	2001	2000
	(in thousands, except per share)		
Basic:			
Net income	$157,329	$137,315	$13,485
Weighted average shares outstanding during the year	71,787	83,768	81,593
Vested deferred stock units	44		
Reduction in shares in connection with notes receivable from employees			(12)
Weighted average shares for basic earnings per share calculations	71,831	83,768	81,581
Basic net income per share	$ 2.19	$ 1.64	$ 0.17
Diluted:			
Net income	$157,329	$137,315	$13,485
Debt expense savings, net of tax, from assumed conversion of convertible debt	19,661	19,449	
Net income for diluted earnings per share calculations	$176,990	$156,764	$13,485
Weighted average shares outstanding during the year	71,787	83,768	81,593
Vested deferred stock units	44		
Reduction in shares in connection with notes receivable from employees			(12)
Assumed incremental shares from stock plans	3,255	4,292	1,576
Assumed incremental shares from convertible debt	15,394	15,394	
Weighted average shares for diluted earnings per share calculations	90,480	103,454	83,157
Diluted net income per share	$ 1.96	$ 1.52	$ 0.16

Options to purchase 881,350 shares at $23.63 to $33.00 per share, 630,668 shares at $19.04 to $33.00 per share, and 7,887,079 shares at $6.70 to $33.50 per share were excluded from the diluted earnings per share calculations for 2002, 2001 and 2000, respectively, because they were anti-dilutive. For 2002 and 2001, the calculation of diluted earnings per share assumes conversion of both the 5⅝% convertible subordinated notes and the 7% convertible subordinated notes. For 2000, conversion was not assumed for either the 5⅝% notes or the 7% notes because conversion would have been anti-dilutive.

3. Accounts receivable

The provisions for uncollectible accounts receivable, prior to offsetting recoveries in 2002, 2001 and 2000, were $32,069, $32,926 and $39,649, respectively. The provisions before cash recoveries in 2002, 2001 and 2000 were approximately 1.8%, 2.0% and 2.7% of current operating revenues, respectively. During 2000 and 2001, substantial improvements were made in the Company's billing and collection processes, and cash recoveries of $5,192 and $35,220 were realized during 2002 and 2001 on accounts receivable reserved in 1999.

Revenues associated with patients whose primary coverage is under Medicare and Medicaid programs accounted for approximately 56%, 57% and 58% of total dialysis revenues in the continental U.S. for 2002, 2001 and 2000, respectively. Accounts receivable from Medicare and Medicaid were approximately $110,000 as of December 31, 2002. No other single payor accounted for more than 5% of total accounts receivable.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

4. Other current assets

Other current assets were comprised of the following:

	December 31, 2002	December 31, 2001
Supplier rebates and other non-trade receivables	$16,567	$4,090
Operating advances to managed centers	3,284	2,337
Prepaid expenses and deposits	8,816	2,937
	$28,667	$9,364

Operating advances to managed centers are generally unsecured and interest bearing.

5. Property and equipment

Property and equipment were comprised of the following:

	December 31, 2002	December 31, 2001
Land	$ 932	$ 1,039
Buildings	5,084	6,959
Leasehold improvements	204,778	184,764
Equipment	301,285	260,142
Additions in progress	49,466	16,627
	561,545	469,531
Less accumulated depreciation and amortization	(263,070)	(216,753)
	$ 298,475	$ 252,778

Depreciation and amortization expense on property and equipment was $54,701, $53,182 and $56,330 for 2002, 2001 and 2000, respectively.

Applicable interest charges incurred during significant facility expansion and construction are capitalized as one of the elements of cost and are amortized over the assets' estimated useful lives. Interest capitalized was $1,888, $751 and $1,125 for 2002, 2001 and 2000, respectively.

6. Amortizable intangibles

Amortizable intangible assets were comprised of the following:

	December 31, 2002	December 31, 2001
Noncompetition agreements	$104,479	$105,130
Deferred debt issuance costs	24,666	23,195
	129,145	128,325
Less accumulated amortization	(65,986)	(55,217)
	$ 63,159	$ 73,108

Amortization expense from noncompetition agreements was $9,964, $10,162 and $10,223 for 2002, 2001 and 2000, respectively. Deferred debt issuance costs are amortized to debt expense as described in Note 11.

Scheduled amortization charges from amortizable intangible assets as of December 31, 2002 were as follows:

	Noncompetition agreements	Deferred debt issuance costs
2003	$9,589	$3,321
2004	9,229	3,201
2005	8,457	3,080
2006	7,186	2,942
2007	5,280	2,682

7. Investments in third-party dialysis businesses

Investments in third-party dialysis businesses and related advances were as follows:

	December 31,	
	2002	2001
Investments in non-consolidated businesses	$3,227	$3,403
Loans generally convertible to equity investments, less allowance of $926		943
	$3,227	$4,346

During 2002, 2001 and 2000, the Company recognized income (loss) of $1,791, $2,126, and $(931), respectively, relating to investments in non-consolidated businesses under the equity method. These amounts are included in other income (loss).

8. Goodwill

Changes in the book value of goodwill were as follows:

	Year ended December 31,	
	2002	2001
Balance at January 1	$855,760	$848,594
Acquisitions	15,260	51,820
Impairments		(925)
Sales & closures	(6,234)	(1,864)
Amortization expense		(41,865)
Balance at December 31	$864,786	$855,760

Amortization expense applicable to goodwill was $0, $41,865 and $45,052 for 2002, 2001 and 2000, respectively. The book value of goodwill was reduced from its original cost by $169,383 in amortization accumulated through December 31, 2000.

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)

A reconciliation of the Company's results previously reported to results excluding goodwill amortization is as follows:

	Year ended December 31,		
	2002	2001	2000
Reported net income	$157,329	$137,315	$13,485
Add back: Goodwill amortization, net of tax		25,035	27,031
Adjusted net income	$157,329	$162,350	$40,516
Reported income before extraordinary items	$186,687	$136,338	$16,975
Add back: Goodwill amortization, net of tax		25,035	27,031
Adjusted income before extraordinary items	$186,687	$161,373	$44,006
Basic earnings per common share:			
Reported net income	$ 2.19	$ 1.64	$ 0.17
Add back: Goodwill amortization, net of tax		0.30	0.33
Adjusted net income	$ 2.19	$ 1.94	$ 0.50
Diluted earnings per common share:			
Reported net income	$ 1.96	$ 1.52	$ 0.16
Add back: Goodwill amortization, net of tax		0.24	0.33
Adjusted net income	$ 1.96	$ 1.76	$ 0.49

9. Other liabilities

Other accrued liabilities were comprised of the following:

	December 31,	
	2002	2001
Payor deferrals and refunds	$ 70,406	$ 62,294
Accrued interest	12,476	11,282
Disposition accruals	3,829	6,267
Other	14,678	31,321
	$101,389	$111,164

10. Income taxes

Income tax expense, excluding the tax effects of extraordinary items, consisted of the following:

	Year ended December 31,		
	2002	2001	2000
Current:			
Federal	$ 56,201	$ 75,562	$12,307
State	10,831	18,946	4,288
Foreign			2,459
Deferred:			
Federal	50,012	6,931	6,730
State	12,456	3,161	2,176
	$129,500	$104,600	$27,960

Temporary differences which gave rise to deferred tax assets and liabilities were as follows:

	December 31, 2002	December 31, 2001
Asset impairment losses	$ 38,844	$ 39,531
Receivables, primarily allowance for doubtful accounts	18,583	40,029
Accrued expenses	23,510	22,505
Other	4,119	10,900
Deferred tax assets	85,056	112,965
Valuation allowance	(32,664)	(34,336)
Net deferred tax assets	52,392	78,629
Property and equipment	(25,739)	(12,099)
Intangible assets	(49,838)	(23,499)
Other	(2,582)	(6,330)
Deferred tax liabilities	(78,159)	(41,928)
Net deferred tax (liabilities) assets	$(25,767)	$ 36,701

At December 31, 2002, the Company had net operating loss carryforwards for state income tax purposes of approximately $16,000 that expire through 2015. The utilization of state net operating loss carryforwards may be limited in future years based on the profitability of certain subsidiary corporations. The Company also recorded impairment and disposition losses principally in 2000 related to the sale of its non-continental U.S. operations, for which realization of a tax benefit is not certain. The Company has recorded a valuation allowance for $32,664 against these deferred tax assets. The valuation allowance was decreased by $1,672 in 2002.

The reconciliation between our effective tax rate and the U.S. federal income tax rate is as follows:

	Year ended December 31, 2002	2001	2000
Federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.9	5.8	5.9
Foreign income taxes			3.6
Write-off of deferred tax asset associated with cancellation of medical director stock options			6.3
Nondeductible amortization of intangible assets		.4	5.6
Valuation allowance	(0.5)		2.4
Other	1.6	2.2	3.4
Effective tax rate	41.0%	43.4%	62.2%

(dollars in thousands)

11. Long-term debt

Long-term debt was comprised of the following:

	December 31, 2002	December 31, 2001
Senior secured credit facilities	$ 841,825	$114,000
Senior subordinated notes, 9 1/4%, due 2011		225,000
Convertible subordinated notes, 7%, due 2009	345,000	345,000
Convertible subordinated notes, 5 5/8%, due 2006	125,000	125,000
Acquisition obligations and other notes payable	585	5,455
Capital lease obligations	6,820	5,769
	1,319,230	820,224
Less current portion	(7,978)	(9,034)
	$1,311,252	$811,190

Scheduled maturities of long-term debt at December 31, 2002 were as follows:

2003	7,978
2004	8,885
2005	8,813
2006	133,856
2007	306,961
Thereafter	852,737

Included in debt expense was interest, net of capitalized interest, of $68,420, $69,978 and $112,180 for 2002, 2001 and 2000, respectively. Also included in debt expense were amortization and write-off of deferred financing costs of $3,216, $2,460 and $4,457 for 2002, 2001 and 2000, respectively.

In the first quarter of 2002, the Company initiated a recapitalization plan to restructure the Company's debt and repurchase common stock. In the second quarter of 2002, the Company completed the initial phase of the recapitalization plan by retiring all of its $225,000 outstanding 9¼% Senior Subordinated Notes due 2011 for $266,000. Concurrent with the retirement of this debt, the Company secured a new senior credit facility agreement in the amount of $1,115,000. The excess of the consideration paid over the book value of the Senior Subordinated Notes and related write-off of the deferred financing costs associated with extinguishing the existing senior credit facility and the notes resulted in an extraordinary loss of $29,358, net of tax. The new senior credit facility consists of a Term Loan A for $150,000, a Term Loan B for $850,000 and a $115,000 undrawn revolving credit facility, which includes up to $50,000 available for letters of credit. During the second quarter of 2002, the Company borrowed all $850,000 of the Term Loan B, and $841,825 of the Term Loan B remained outstanding as of December 31, 2002. The Term Loan B bears interest equal to LIBOR plus 3.00%, which was a weighted average rate of 4.71% as of December 31, 2002. The interest rates for the Term Loan A, which was fully drawn during January 2003, and the revolving credit facility are equal to LIBOR plus a margin ranging from 1.5% to 2.75% based on the Company's leverage ratio. The current margin is 2.25% for an effective rate of 3.61%. The aggregate annual principal payments for the entire outstanding term credit facility range from $10,600 to $50,700 in years one through five, and $403,000 in each of years six and seven, with the balances due not later than 2009. Additionally, $7,400 of the $50,000 available for letters of credit has been committed in relation to certain of the Company's insurance arrangements. The new senior credit facility is secured by all personal property of the Company and its wholly-owned subsidiaries. The new senior credit facility also contains financial and operating covenants including investment limitations. The Company was in compliance with the covenants of the credit facility as of December 31, 2002.

In May 2001 the Company completed a refinancing of its then existing senior credit facilities that resulted in a net extraordinary gain of $977 relating to the write-off of deferred financing costs and the accelerated recognition of deferred swap liquidation gains associated with the refinanced debt. Proceeds from this refinancing were used to pay down all outstanding amounts under the then existing senior credit facilities. Refinancings during 2000 resulted in write-offs of deferred financing costs, reflected as an extraordinary loss of $3,490, net of tax.

7% convertible subordinated notes

In November 1998 the Company issued $345,000 of 7% convertible subordinated notes due 2009. These notes are convertible by the holder into DaVita Inc. common stock at a conversion price of $32.81 principal amount per share. The notes are also redeemable by the Company at redemption prices declining from a current price of 104.20% to 100.00% of the principal amount thereof, together with accrued and unpaid interest, over their remaining term. The notes are general, unsecured obligations junior to all existing and future senior debt and effectively all existing and future liabilities of the Company and its subsidiaries.

5⅝% convertible subordinated notes

In June 1996 Renal Treatment Centers, Inc., or RTC, issued $125,000 of 5⅝% convertible subordinated notes due 2006. These notes are convertible by the holder into DaVita Inc. common stock at a conversion price of $25.62 principal amount per share. The notes are also redeemable by the Company at redemption prices declining from a current price of 102.25% to 100.00% of the principal amount thereof, together with accrued and unpaid interest, over their remaining term. RTC became a wholly-owned subsidiary of the Company as a result of its merger with the Company in 1998. These notes are guaranteed by DaVita Inc.

Interest rate swap agreements

During 2000, the Company liquidated or cancelled all existing interest rate swap agreements, which had notional amounts of $600,000. The resulting gain of $6,297 was amortized over the remaining contractual life of the credit facilities until the refinancing of the credit facilities in 2001, at which time the unamortized gain, net of the write-off of deferred financing costs, was recognized as an extraordinary gain. There are currently no interest rate swap agreements or other interest rate hedging arrangements in place.

12. Leases

The majority of the Company's facilities are leased under noncancelable operating leases. Most lease agreements cover periods from five to ten years and contain renewal options of five to ten years at the fair rental value at the time of renewal or at rates subject to periodic consumer price index increases. Capital leases are generally for equipment.

Future minimum lease payments under noncancelable operating leases and under capital leases are as follows:

	Operating leases	Capital leases
2003	$ 48,916	$ 1,289
2004	46,067	924
2005	41,959	811
2006	37,930	810
2007	31,902	2,389
Thereafter	88,655	3,738
	$295,429	9,962
Less portion representing interest		(3,142)
Total capital lease obligation, including current portion		$ 6,820

(dollars in thousands)

Rental expense under all operating leases for 2002, 2001 and 2000 was $61,008, $54,347 and $51,421, respectively. The net book value of property and equipment under capital lease was $7,017 and $5,424 at December 31, 2002 and 2001, respectively. Capital lease obligations are included in long-term debt (see Note 11).

13. Shareholders' equity

In March 2002, the Company initiated a recapitalization plan consisting of restructuring debt and repurchasing common stock as discussed in Note 11. Under this plan, the Company repurchased 16,682,337 shares of its common stock for approximately $402,100, or $24.10 per share through a modified dutch auction tender offer in June 2002. In May 2002, the Company's Board of Directors authorized the purchase of an additional $225,000 of common stock over eighteen months. As of December 31, 2002, 7,699,440 shares had been acquired for $172,200 under this authorization. For the year ended December 31, 2002, stock repurchases, including 2,945,700 shares acquired prior to initiating the recapitalization plan, amounted to 27,327,477 shares for $642,200, at a composite average cost of $23.50 per share.

Stock-based compensation plans

The Company's stock-based compensation plans are described below.

2002 Plan. On April 11, 2002, the Company's shareholders approved the DaVita Inc. 2002 Equity Compensation Plan. This plan provides for grants of stock options to employees, directors and other individuals providing services to the Company, except that incentive stock options may only be awarded to employees. The plan requires that grants are issued with exercise prices not less than the market price of the stock on the date of grant, requires a maximum option term of five years, and does not authorize the issuance of restricted stock. Options granted under this plan are generally expected to vest over four years from the date of grant.

Upon shareholder approval of the 2002 Plan, the following predecessor plans were terminated, except with respect to options then outstanding: the 1994 Equity Compensation Plan, the 1995 Equity Compensation Plan, the 1997 Equity Compensation Plan, and the 1999 Equity Compensation Plan. Shares available for future grants under these predecessor plans were transferred to the 2002 Plan upon its approval, and all shares subject to outstanding predecessor plan options cancelled after April 11, 2002 will become available for new awards under the 2002 Plan. Shares available under the 2002 Plan may also be replenished by shares repurchased by the Company from the cash proceeds and actual cash savings from option exercises under the 2002 or predecessor plans after April 11, 2002.

At December 31, 2002, under the 2002 Plan there were 80,000 options outstanding and 11,664,773 shares available for future grants, including 606,816 shares in treasury reserved to the 2002 Plan under its replenishment provision.

1999 plans. The 1999 Equity Compensation Plan provided for grants of stock options to employees, directors and other individuals providing services. This plan was terminated, except with respect to options then outstanding, upon shareholder approval of the 2002 Plan. Options granted under this plan generally vest over four years from the date of grant, and an option's maximum term is seven years. Grants were generally issued with exercise prices equal to the market price of the stock on the date of grant. At December 31, 2002 there were 1,665,500 options outstanding under this plan.

The 1999 Non-Executive Officer and Non-Director Equity Compensation Plan provides for grants of stock options to employees and other individuals providing services other than executive officers and members of the board of directors. There are 6,000,000 common shares reserved for issuance under this plan. Options granted under this plan generally vest over four years from the date of grant. Grants are generally issued with exercise prices equal to the market price of the stock on the date of grant and maximum terms of five years. At December 31, 2002 there were 3,000,966 options outstanding and 995,951 shares available for future grants under this plan.

1997 plan. The 1997 Equity Compensation Plan provided for grants of stock options and the issuance of restricted stock to certain employees, directors and other individuals providing services. This plan was terminated, except with respect to options outstanding, upon shareholder approval of the 2002 Plan. Options granted generally vest over four years from the date of grant, and an option's maximum term is ten years. Grants were generally issued with exercise prices equal to the market price of the stock on the date of grant. At December 31, 2002 there were 4,783,029 options outstanding under this plan.

1995 plan. The 1995 Equity Compensation Plan provided for grants of stock options and the issuance of restricted stock to certain employees, directors and other individuals providing services. This plan was terminated, except with respect to options outstanding, upon shareholder approval of the 2002 Plan. In December 1999, the plan was amended so that no further grants may be made under this plan. Options granted generally vested over four years from the date of grant, and an option's maximum term is ten years subject to certain restrictions. Grants were generally issued with exercise prices equal to the market price of the stock on the date of grant. At December 31, 2002, there were 129,445 options outstanding under this plan.

1994 plan. The 1994 Equity Compensation Plan provided for grants of nonqualified stock options to purchase common stock and other rights to purchase shares of common stock to certain employees, directors, consultants and facility medical directors. This plan was terminated, except with respect to options then outstanding, upon shareholder approval of the 2002 Plan. In December 1999, the plan was amended so that no further grants may be made under this plan. Options outstanding under this plan generally vested over four years, and an option's maximum term is ten years. Grants were generally issued with exercise prices equal to the market price of the stock on the date of grant. At December 31, 2002 there were 217,681 options outstanding under this plan.

Special Purpose Option Plan (RTC Plan). Upon consummation of the merger with RTC, all outstanding options under RTC plans were converted to Total Renal Care Holdings, Inc. Special Purpose Option Plan options. This plan provided for grants of incentive and nonqualified stock options in exchange for outstanding RTC stock plan options. Options under this plan have the same provisions and terms provided for in the RTC stock plans. In December 1999, the plan was amended so that no further grants may be made under this plan. At December 31, 2002 there were 15,354 options outstanding under this plan.

Stock options issued under these plans to non-employees and modifications to previous grants to employees resulted in stock option expense (benefit) of $62, $667 and $(126), for the years ended December 31, 2002, 2001 and 2000, respectively.

(dollars in thousands)

A combined summary of the status of these stock option plans is presented below:

	Year ended December 31,					
	2002		2001		2000	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	11,280,730	$ 9.36	14,668,579	$ 8.96	10,421,845	$15.79
Granted	2,769,500	23.33	1,609,000	17.44	9,619,400	4.70
Exercised	(3,420,950)	8.32	(3,141,326)	6.01	(817,546)	2.55
Cancelled	(737,305)	9.59	(1,855,523)	18.88	(4,555,120)	16.74
Outstanding at end of year	9,891,975	$13.61	11,280,730	$ 9.36	14,668,579	$ 8.96
Options exercisable at year end	3,651,702		4,331,910		5,006,908	
Weighted-average fair value of options granted during the year		$ 7.99		$ 6.31		$ 2.61

During 2001, 1,170,000 options with exercise prices over $15.00 were voluntarily relinquished and no replacement options were issued. During 2000, 602,000 options with exercise prices over $15.00 were voluntarily relinquished and no replacement options were issued.

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price
$ 0.01–$ 5.00	1,298,775	2.2	$ 2.70	434,458	$ 2.69
$ 5.01–$10.00	3,472,042	3.9	6.88	2,110,709	6.88
$10.01–$15.00	311,512	3.1	11.34	141,262	11.38
$15.01–$20.00	1,575,616	3.4	17.21	601,493	17.81
$20.01–$25.00	2,911,306	4.1	23.10	128,056	21.81
$25.01–$30.00	164,612	4.7	26.07	77,612	26.99
$30.01–$35.00	158,112	4.7	32.13	158,112	32.13
	9,891,975	3.7	$13.61	3,651,702	$10.40

Employee stock purchase plan. The Employee Stock Purchase Plan entitles qualifying employees to purchase up to $25 of the Company's common stock during each calendar year. The amounts used to purchase stock are accumulated through payroll withholdings or through an optional lump sum payment made in advance of the first day of the purchase right period. The plan allows employees to purchase stock for the lesser of 100% of the fair market value on the first day of the purchase right period or 85% of the fair market value on the last day of the purchase right period. Each purchase right period begins on January 1 or July 1, as elected by the employee, and ends on December 31. Payroll withholdings related to the plan, included in accrued employee compensation and benefits, were $882 and $820 at December 31, 2002 and 2001. Subsequent to December 31, 2002 and 2001, 41,638 and 44,909 shares, respectively, were issued to satisfy obligations under the plan.

The fair value of the employees' purchase rights was estimated on the beginning dates of the purchase right periods using the Black-Scholes model with the following assumptions for grants on July 1, 2002, January 1,

2002, July 1, 2001, January 1, 2001, July 1, 2000, and January 1, 2000, respectively: dividend yield of 0% for all periods; expected volatility of 40% in 2002, 40% in 2001, and 75% in 2000; risk-free interest rates of 3.6%, 4.0%, 3.3%, 4.9%, 6.0% and 6.4%; and expected lives of 0.5 and 1.0 years. Using these assumptions, the weighted-average fair value of purchase rights granted were $2.53, $3.68, $2.44, $3.08, $1.33 and $2.11, respectively.

Deferred stock units. The Company made awards of deferred stock units to members of the Board of Directors and certain key executive officers in 2002 and 2001. These awards vest over one to four years and will be settled in cash or stock, as they vest or at a later date at the election of the recipient. Awards of 91,474 shares and 128,913 shares, at grant-date fair values of $2,159 and $2,000, were made in 2002 and 2001, respectively. Compensation expense of $1,184 and $1,198 was recognized for these awards in 2002 and 2001.

Shareholder rights plan. The Company's Board of Directors approved a shareholder rights plan on November 14, 2002. This plan is designed to assure that DaVita's shareholders receive fair treatment in the event of any proposed takeover of DaVita.

Pursuant to this plan, the Board approved the declaration of a dividend distribution of one common stock purchase right on each outstanding share of its common stock. The dividend distribution was payable on December 10, 2002 to holders of record of DaVita common stock on November 29, 2002. This rights distribution was not taxable to DaVita shareholders. One purchase right will also be attached to each of the Company's new shares issued or shares reissued from treasury. The rights will become exercisable if a person or group acquires, or announces a tender offer for, 15% or more of DaVita's outstanding common stock. The triggering person's stock purchase rights will become void at that time and will not become exercisable.

Each right initially entitles its holder to purchase one share of common stock from the Company at a price of $125.00. If the rights become exercisable, each purchase right will then entitle its holder to purchase $125.00 of common stock at a price per share equal to 50% of the average daily closing price of the Company's common stock for the immediately preceding 30 consecutive trading days. If DaVita is acquired in a merger or other business combination transaction after the rights become exercisable, provisions will be made to allow the holder of each right to purchase $125.00 of common stock from the acquiring company at a price equal to 50% of the average daily closing price of that company's common stock for the immediately preceding 30 consecutive trading days.

The Board of Directors may elect to redeem the rights at $0.01 per purchase right at any time prior to, or exchange common stock for the rights at an exchange ratio of one share per right at any time after, a person or group acquires, or announces a tender offer for, 15% or more of DaVita's outstanding common stock. The exercise price, number of shares, redemption price or exchange ratio associated with each right may be adjusted as appropriate upon the occurrence of certain events, including any stock split, stock dividend or similar transaction. These purchase rights will expire no later than November 14, 2012.

14. Transactions with related parties

Richard K. Whitney, the Company's Chief Financial Officer, received a loan from the Company in the principal amount of $65 bearing interest at a rate of 7% per year in July 1997. Mr. Whitney used the proceeds of this loan in the purchase of his principal residence. In February 2001 Mr. Whitney prepaid this loan in full plus accrued interest.

Joseph C. Mello, the Company's Chief Operating Officer, received a loan from the Company in the principal amount of $275 bearing interest at a rate of 7% per year in December 2000. Mr. Mello used the proceeds of this loan in the purchase of his principal residence. In December 2002 Mr. Mello prepaid this loan in full plus accrued interest.

(dollars in thousands)

Until March 2002, Peter Grauer, a member of the Company's Board of Directors since 1994, was a managing director of Credit Suisse First Boston, or CSFB. In 2002 and 2001, CSFB assisted the Company in connection with the issuance of public debt and securing other financing. Fees for these transactions were approximately $6,000 and $3,000. Mr. Grauer is no longer affiliated with CSFB.

Mr. Grauer was previously a managing director of Donaldson, Lufkin & Jenrette, or DLJ, which merged with CSFB in 2000. An affiliate of DLJ held an ownership interest in several dialysis centers and the Company maintained a business arrangement with DLJ under which the Company managed these centers with an option to acquire the centers at future dates and guaranteed approximately $11,000 of debt as of December 31, 1999. The Company purchased these dialysis centers from DLJ and cancelled these guarantees in November 2000.

15. Employee benefit plans

The Company has a savings plan for substantially all employees, which has been established pursuant to the provisions of Section 401(k) of the Internal Revenue Code, or IRC. The plan provides for employees to contribute from 1% to 15% of their base annual salaries on a tax-deferred basis not to exceed IRC limitations. The Company may make a contribution under the plan each fiscal year as determined by the Company's Board of Directors. Company matched contributions were $62 and $91 for the years ended December 31, 2001 and 2000, respectively, in accordance with specific state requirements. There were no matching contributions in 2002.

During 2000, the Company established the DaVita Inc. Profit Sharing Plan. Contributions to this broad-based plan are made solely by the Company. All contributions by the Company to the plan require the approval of the Board of Directors and are deposited into an irrevocable trust. The profit sharing award for each eligible participant is calculated as a percentage of base salary and is based upon the achievement of certain employee-specific and corporate financial and operating goals. During 2002 and 2001, the Company recognized expense of $17,440 and $14,935, respectively.

16. Contingencies

Health care provider revenues may be subject to adjustment as a result of (1) examination by government agencies or contractors, for which the resolution of any matters raised may take extended periods of time to finalize; (2) differing interpretations of government regulations by different fiscal intermediaries or regulatory authorities; (3) differing opinions regarding a patient's medical diagnosis or the medical necessity of services provided; (4) retroactive applications or interpretations of governmental requirements; and (5) claims for refunds from private payors.

Florida laboratory

The Company's Florida-based laboratory subsidiary is the subject of a third-party carrier review of its Medicare reimbursement claims. The carrier has reviewed claims for six separate review periods. In 1998 the carrier issued a formal overpayment determination in the amount of $5,600 for the first review period (January 1995 to April 1996). The carrier also suspended all payments of Medicare claims from the laboratory beginning in May 1998. In 1999, the carrier issued a formal overpayment determination in the amount of $15,000 for the second review period (May 1996 to March 1998). Subsequently, the carrier informed the Company that $16,100 of the suspended claims for the third review period (April 1998 to August 1999), $11,600 of the suspended claims for the fourth review period (August 1999 to May 2000), $2,900 of the suspended claims for the fifth review period (June 2000 through December 2000) and $900 of the suspended claims for the sixth review period (December 2000 through May 2001) were not properly supported by the prescribing physicians' medical justification. The carrier's allegations regarding improperly supported claims represented approximately 99%, 96%, 70%, 72%, 24% and 10%, respectively, of the tests the laboratory billed to Medicare for these six review periods.

The Company has disputed each of the carrier's determinations and has provided supporting documentation of its claims. In addition to the formal appeal processes with the carrier and a federal administrative law judge, the Company also has pursued resolution of this matter through meetings with representatives of the Centers for Medicare and Medicaid Services, or CMS, and the Department of Justice, or DOJ. The Company initially met with the DOJ in February 2001, at which time the DOJ requested additional information, which the Company provided in September 2001.

In June 2002, an administrative law judge ruled that the sampling procedures and extrapolations that the carrier used as the basis of its overpayment determinations for the first two review periods were invalid. This decision invalidated the carrier's overpayment determinations for the first two review periods. The administrative law judge's decision on the first two review periods also does not apply to the remaining four review periods, as each review period is evaluated independently. Moreover, the carrier's sampling procedures have varied from period to period, and the conclusions the judge arrived at with respect to the first two periods may not hold for the subsequent periods. The hearings before a carrier hearing officer for the third and fourth review periods are scheduled to take place in the second quarter of 2003.

During 2000 the Company stopped accruing Medicare revenue from this laboratory because of the uncertainties regarding both the timing of resolution and the ultimate revenue valuations. Following the favorable ruling by the administrative law judge in 2002 related to the first two review periods covering January 1995 to March 1998, the carrier lifted the payment suspension and began making payments in July 2002 for lab services provided subsequent to May 2001. After making its determination with respect to the fifth and sixth review periods in December 2002, the carrier paid the additional amounts that it is not disputing for the second through sixth review periods. As of December 31, 2002, the Company had received a total of $68,778, which represented approximately 70% of the total outstanding Medicare lab billings for the period from January 1995 through June 2002. Approximately $10,000 of these collections related to 2002 lab services through June 2002. These cash collections were recognized as revenue in the quarter received. The Company will continue to recognize Medicare lab revenue associated with prior periods as cash collections actually occur, to the extent that cumulative recoveries do not exceed the aggregate amount that management believes the Company will ultimately recover upon final review and settlement of disputed billings.

In addition to processing prior period claims, the carrier also began processing billings for current period services on a timely basis. Based on these developments, the Company began recognizing estimated current period Medicare lab revenue in the third quarter of 2002. As a result, in addition to the $10 million of Medicare lab revenue related to the first half of 2002, we recognized approximately $11 million of current period Medicare lab revenue in the second half of 2002.

The carrier is also currently conducting a study of the utilization of dialysis-related laboratory services. During the study, the carrier has suspended all of its previously existing dialysis laboratory prepayment screens. The purpose of the study is to determine what ongoing program safeguards are appropriate. In its initial findings from the study, the carrier had determined that some of its prior prepayment screens were invalidating appropriate claims. The Company cannot determine what prepayment screens, post-payment review procedures, documentation requirements or other program safeguards the carrier may yet implement as a result of its study. The carrier has also informed the Company that any claims that it reimburses during the study period may also be subject to post-payment review and retraction if determined inappropriate.

Minnesota laboratory

The Medicare carrier for our Minnesota laboratory is conducting a post-payment review of Medicare reimbursement claims for the period January 1996 through December 1999. The scope of the review is similar to

(dollars in thousands)

the review being conducted at our Florida laboratory. At this time, the Company is unable to determine how long it will take the carrier to complete this review. There is currently no overpayment determination with respect to the Minnesota laboratory. The DOJ has also requested information with respect to this laboratory, which the Company has provided. Medicare revenues at the Minnesota laboratory, which was much smaller than the Florida laboratory, were approximately $15,000 for the period under review. In November 2001, the Company closed the Minnesota laboratory and combined the operations of this laboratory with its Florida laboratory.

United States Attorney's inquiry

In February 2001 the Civil Division of the United States Attorney's Office for the Eastern District of Pennsylvania in Philadelphia contacted the Company and requested its cooperation in a review of some of the Company's historical practices, including billing and other operating procedures and its financial relationships with physicians. The Company cooperated in this review and provided the requested records to the United States Attorney's Office. In May 2002, the Company received a subpoena from the Philadelphia office of the Office of Inspector General of the Department of Health and Human Services, or OIG. The subpoena required an update to the information the Company provided in its response to the February 2001 request, and also sought a wide range of documents relating to pharmaceutical and other ancillary services provided to patients, including laboratory and other diagnostic testing services, as well as documents relating to the Company's financial relationships with physicians and pharmaceutical companies. The subpoena covers the period from May 1996 to May 2002. The Company has provided the documents requested. This inquiry remains at an early stage. As it proceeds, the government could expand its areas of concern. If a court determines that there has been wrongdoing, the penalties under applicable statutes could be substantial.

Other

In addition to the foregoing, DaVita is subject to claims and suits in the ordinary course of business. Management believes that the ultimate resolution of these additional pending proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

17. Other commitments

The Company has obligations to purchase the third-party interests in several of its joint ventures. These obligations are in the form of put options, exercisable at the third-party owners' discretion, and require the Company to purchase the minority owners' interests at either the appraised fair market value or a predetermined multiple of cash flow or earnings. As of December 31, 2002, the Company's potential obligations under these put options totaled approximately $60,000 of which approximately $33,000 was exercisable within one year. Additionally, the Company has certain other potential working capital commitments relating to managed and minority-owned centers of approximately $5 million.

Other than operating leases disclosed in Note 12 and letters of credit as disclosed in Note 11, the Company has no off balance sheet financing arrangements as of December 31, 2002.

18. Acquisitions and divestitures

Acquisitions

The following is a summary of acquisitions, all of which were accounted for as purchases:

	Year ended December 31,		
	2002	2001	2000
Number of centers acquired	11	21	8
Cash paid, net of cash acquired	$19,977	$36,330	$12,895
Application of investments in and advances to previously managed businesses		25,320	
Deferred purchase payments and acquisition obligations	100	6,300	
Aggregate purchase price	$20,077	$67,950	$12,895

The assets and liabilities of the acquired entities in the preceding table were recorded at their estimated fair market values at the dates of acquisition. The results of operations of these centers have been included in the financial statements from their designated effective acquisition dates. The nearest month-end has been designated as the effective date for recording acquisitions that close during the month because there were no partial month accounting cutoffs and partial month results associated with these acquisitions would not have a material impact on consolidated operating results. Settlements with tax authorities relating to pre-acquisition income tax liabilities may result in an adjustment to goodwill attributable to that acquisition.

The initial allocations of purchase price at fair value are based upon available information for the acquired businesses and are finalized when any contingent purchase price amounts are resolved. The final allocations did not differ materially from the initial allocations. Aggregate purchase price allocations were as follows:

	Year ended December 31,		
	2002	2001	2000
Tangible assets	$ 3,360	$19,886	$13,006
Amortizable intangible assets	1,975	1,648	
Goodwill	15,260	51,820	
Liabilities assumed	(518)	(5,404)	(111)
Aggregate purchase price	$20,077	$67,950	$12,895

The following summary, prepared on a pro forma basis, combines the results of operations as if these acquisitions had been consummated as of the beginning of both of the periods presented, after including the impact of certain adjustments such as amortization of intangibles, interest expense on acquisition financing and income tax effects.

	Year ended December 31,	
	2002	2001
	(unaudited)	
Net revenues	$1,870,518	$1,692,338
Income before extraordinary items	187,162	137,713
Net income	157,804	138,690
Pro forma basic income per share before extraordinary items	$ 2.61	$ 1.64
Pro forma diluted income per share before extraordinary items	2.29	1.52
Pro forma basic net income per share	2.20	1.66
Pro forma diluted net income per share	1.96	1.53

These unaudited pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been completed as of the beginning of both of the periods presented. In addition, they are not

(dollars in thousands)

intended to be a projection of future results and do not reflect all of the synergies, additional revenue-generating services or reductions in direct center operating expenses that might be achieved from combined operations.

Divestitures

During the second quarter of 2000, the Company completed the sale of its operations outside the continental U.S. with the exception of its operations in Puerto Rico. The Company recognized a foreign currency translation loss of $4,718 in 2000 associated with this divestiture. The foreign currency translation loss had previously been recognized in other comprehensive income.

Net cash proceeds from the sales of non-continental U.S. operations in 2000 were $133,177. Of these proceeds, $125,000 was immediately applied to our credit facilities debt in accordance with the conditions under which we received consent from the lenders to consummate the sales.

The definitive sale agreement for the Puerto Rico operations was signed in 2000, and the sale was completed in June 2002. As a result, in 2002 the Company recognized a recovery gain of $1,389 on assets previously impaired in contemplation of the closing of this sale.

Operating results for the non-continental U.S. operations, excluding impairment charges, were as follows:

	Year ended December 31,		
	2002	2001	2000
Net operating revenues	$6,159	$15,313	$74,453
Operating expenses:			
Dialysis centers and labs	5,922	14,417	59,264
General and administrative			3,640
Depreciation and amortization	202	1,311	8,181
Provision for uncollectible accounts	41	1,094	1,728
	6,165	16,822	72,813
Operating (loss) income	$ (6)	$ (1,509)	$ 1,640

19. Impairments and valuation adjustments

Impairments and valuation adjustments for the years ended December 31, 2002, 2001 and 2000 consisted of the following:

	Year ended December 31,		
	2002	2001	2000
Losses (gains):			
Continental U.S. operations	$ 1,009	$(1,000)	$5,172
Non-continental U.S. operations	(1,389)	1,000	(616)
	$ (380)	$ —	$4,556

During the fourth quarter of 1999, the Company announced its intention to sell its dialysis operations outside the continental United States and established a plan to curtail new facility acquisitions and developments and to close centers not supporting the Company's new strategic direction. In 2000, the Company completed the sale of its operations outside the continental United States with the exception of its operations in Puerto Rico, the sale of which was completed in June 2002.

Impairments and valuation losses in 2000 associated with continental U.S. operations principally related to centers identified for closure or sale, new facility plans terminated and projects abandoned, and impairments of loans to and investments in third-party dialysis-related businesses.

Impairments and valuation adjustments recognized in 2001 were primarily associated with net cash recoveries on loans to third-party dialysis-related businesses previously deemed uncollectible and additional impairment losses recognized on remaining non-continental operations.

Impairments and valuation adjustments recognized in 2002 associated with continental U.S. operations related primarily to real property impairments, offset by realized gains of approximately $2,800 on previously impaired investments. In June 2002 the Company recognized a recovery gain of $1,389 on previously impaired non-continental assets upon the completion of the sale of its operations in Puerto Rico.

20. Fair values of financial instruments

Financial instruments consist primarily of cash, accounts receivable, notes receivable, accounts payable, accrued compensation and benefits, and other accrued liabilities and debt. The balances of the non-debt financial instruments as presented in the financial statements at December 31, 2002 approximate their fair values. Borrowings under credit facilities, of which $841,825 was outstanding as of December 31, 2002, reflect fair value as they are subject to fees and adjustable rates competitively determined in the marketplace. The fair value of the 7% convertible subordinated notes and the RTC 5⅝% convertible subordinated notes were approximately $345,000 and $133,000, respectively, at December 31, 2002 based on quoted market prices.

21. Supplemental cash flow information

The table below provides supplemental cash flow information:

	Year ended December 31,		
	2002	2001	2000
Cash paid (received):			
Income taxes	$30,217	$68,264	$(28,585)
Interest	69,114	70,149	117,856
Non-cash investing and financing activities:			
Fixed assets acquired under capital lease obligations	2,356		
Contributions to consolidated partnerships	2,154	25	25
Deferred financing cost write-offs	73	721	1,192

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

22. Selected quarterly financial data (unaudited)

Summary unaudited quarterly financial data for 2002 and 2001 is as follows:

	2002				2001			
	December 31	September 30	June 30	March 31	December 31	September 30	June 30	March 31
Net operating revenues	$503,096	$481,194	$442,677	$427,665	$429,657	$434,239	$400,640	$386,217
Operating income	120,179	111,324	80,911	78,918	75,226	96,867	70,432	75,467
Income before extraordinary item	58,811	54,170	37,728	35,978	32,558	44,278	28,568	30,934
Net income	58,811	54,170	8,370	35,978	32,558	44,278	29,545	30,934
Basic income per common share:								
Income before extraordinary item	$ 0.97	$ 0.84	$ 0.47	$ 0.43	$ 0.38	$ 0.52	$ 0.34	$ 0.37
Extraordinary income			(0.37)				0.01	
Net income per share	$ 0.97	$ 0.84	$ 0.10	$ 0.43	$ 0.38	$ 0.52	$ 0.35	$ 0.37
Diluted income per common share:								
Income before extraordinary item	$ 0.81	$ 0.72	$ 0.43	$ 0.40	$ 0.36	$ 0.47	$ 0.32	$ 0.35
Extraordinary income			(0.30)				0.01	
Net income per share	$ 0.81	$ 0.72	$ 0.13	$ 0.40	$ 0.36	$ 0.47	$ 0.33	$ 0.35

23. Condensed consolidating financial statements

The following information is presented as required under the Securities and Exchange Commission Financial Reporting Release No. 55 in connection with the Company's publicly traded debt. The operating and investing activities of the separate legal entities included in the consolidated financial statements are fully interdependent and integrated. Revenues and operating expenses of the separate legal entities include intercompany charges for management and other services. Other income (loss) for 2002 and 2001 includes intercompany interest charges in accordance with the intercompany debt agreements.

The $125,000 5⅝% Convertible Subordinated Notes due 2006, issued by the wholly-owned subsidiary Renal Treatment Centers, Inc., or RTC, are guaranteed by DaVita Inc.

Condensed Consolidating Balance Sheets

	DaVita Inc.	RTC	Non-guarantor subsidiaries	Consolidating adjustments	Consolidated total
As of December 31, 2002					
Cash and cash equivalents	$ 96,468	$ 7			$ 96,475
Accounts receivable, net	213,410	98,825	$ 32,057		344,292
Other current assets	86,777	14,368	2,614		103,759
Total current assets	396,655	113,200	34,671		544,526
Property and equipment, net	185,676	80,532	32,267		298,475
Investment in subsidiaries	399,190			$(399,190)	
Receivable from subsidiaries	81,833			(81,833)	
Amortizable intangibles, net	41,215	15,062	6,882		63,159
Other assets	3,973	729	45		4,747
Goodwill	464,028	291,602	109,156		864,786
Total assets	$1,572,570	$501,125	$183,021	$(481,023)	$1,775,693
Current liabilities	$ 270,060	$ 12,386	$ 10,155		$ 292,601
Payables to parent		60,489	21,344	$ (81,833)	
Long-term liabilities	1,232,246	148,877	5,476		1,386,599
Minority interests				26,229	26,229
Shareholders' equity	70,264	279,373	146,046	(425,419)	70,264
Total liabilities and shareholders' equity	$1,572,570	$501,125	$183,021	$(481,023)	$1,775,693
As of December 31, 2001					
Cash and cash equivalents	$ 34,949	$ 1,762			$ 36,711
Accounts receivable, net	195,074	111,413	$ 27,059		333,546
Other current assets	81,021	21,142	2,244		104,407
Total current assets	311,044	134,317	29,303		474,664
Property and equipment, net	169,675	59,717	23,386		252,778
Investment in subsidiaries	326,751			$(326,751)	
Receivable from subsidiaries	160,150			(160,150)	
Amortizable intangibles, net	49,479	16,294	7,335		73,108
Other assets	5,649	680	44		6,373
Goodwill	470,150	279,185	106,425		855,760
Total assets	$1,492,898	$490,193	$166,493	$(486,901)	$1,662,683
Current liabilities	$ 283,387	$ 10,728	$ 4,566		$ 298,681
Payables to parent		140,548	19,602	$(160,150)	
Long-term liabilities	705,874	128,976	4,793		839,643
Minority interests				20,722	20,722
Shareholders' equity	503,637	209,941	137,532	(347,473)	503,637
Total liabilities and shareholders' equity	$1,492,898	$490,193	$166,493	$(486,901)	$1,662,683

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)

Condensed Consolidating Statements of Income

	DaVita Inc.	RTC	Non-guarantor subsidiaries	Consolidating adjustments	Consolidated total
For the year ended December 31, 2002					
Net operating revenues	$1,236,407	$570,658	$190,109	$(142,542)	$1,854,632
Operating expenses	990,504	464,047	151,291	(142,542)	1,463,300
Operating income	245,903	106,611	38,818	—	391,332
Other income	5,790				5,790
Debt expense	60,599	6,871	4,166		71,636
Minority interests				(9,299)	(9,299)
Income taxes	87,566	41,928	6		129,500
Equity earnings in consolidated subsidiaries	83,159			(83,159)	
Extraordinary loss	(29,358)				(29,358)
Net income	$ 157,329	$ 57,812	$ 34,646	$ (92,458)	$ 157,329
For the year ended December 31, 2001					
Net operating revenues	$1,056,231	$527,006	$185,300	$(117,784)	$1,650,753
Operating expenses	854,765	453,564	142,216	(117,784)	1,332,761
Operating income	201,466	73,442	43,084	—	317,992
Other income	4,644				4,644
Debt expense	60,329	7,055	5,054		72,438
Minority interests				(9,260)	(9,260)
Income taxes	75,987	28,613			104,600
Equity earnings in consolidated subsidiaries	66,544			(66,544)	
Extraordinary gain	977				977
Net income	$ 137,315	$ 37,774	$ 38,030	$ (75,804)	$ 137,315
For the year ended December 31, 2000					
Net operating revenues	$ 992,575	$442,940	$159,974	$(109,187)	$1,486,302
Operating expenses	867,052	426,069	127,653	(109,187)	1,311,587
Operating income	125,523	16,871	32,321	—	174,715
Other income (loss)	(8,498)		1,297		(7,201)
Debt expense	102,562	7,040	7,035		116,637
Minority interests				(5,942)	(5,942)
Income taxes	22,803	5,261	(104)		27,960
Equity earnings in consolidated subsidiaries	25,315			(25,315)	
Extraordinary loss	(3,490)				(3,490)
Net income	$ 13,485	$ 4,570	$ 26,687	$ (31,257)	$ 13,485

Condensed Consolidating Statements of Cash Flows

	DaVita Inc.	RTC	Non-guarantor subsidiaries	Consolidating adjustments	Consolidated total
Year ended December 31, 2002					
Cash flows from operating activities:					
Net income	$ 157,329	$ 57,812	$ 34,646	$(92,458)	$ 157,329
Changes in operating and intercompany assets and liabilities and non-cash items included in net income	118,422	(9,149)	(17,065)	92,458	184,666
Net cash provided by operating activities	275,751	48,663	17,581	—	341,995
Cash flows from investing activities:					
Purchases of property and equipment, net	(55,779)	(34,275)	(12,658)		(102,712)
Acquisitions and divestitures, net	1,469	(15,850)	(4,130)		(18,511)
Other items	4,972	(220)	(30)		4,722
Net cash used in investing activities	(49,338)	(50,345)	(16,818)		(116,501)
Cash flows from financing activities:					
Long term debt	499,742	(73)	(763)		498,906
Other items	(664,636)				(664,636)
Net cash used in financing activities	(164,894)	(73)	(763)		(165,730)
Net increase (decrease) in cash	61,519	(1,755)	—	—	59,764
Cash at the beginning of the year	34,949	1,762			36,711
Cash at the end of the year	$ 96,468	$ 7	$ —	$ —	$ 96,475
Year ended December 31, 2001					
Cash flows from operating activities:					
Net income	$ 137,315	$ 37,774	$ 38,030	$(75,804)	$ 137,315
Changes in operating and intercompany assets and liabilities and non-cash items included in net income	104,478	(20,552)	(32,254)	75,804	127,476
Net cash provided by operating activities	241,793	17,222	5,776	—	264,791
Cash flows from investing activities:					
Purchases of property and equipment, net	(31,752)	(13,607)	(5,874)		(51,233)
Acquisitions and divestitures, net	(63,097)	(3,842)			(66,939)
Other items	25,181		25		25,206
Net cash used in investing activities	(69,668)	(17,449)	(5,849)		(92,966)
Cash flows from financing activities:					
Long term debt	(156,427)	118	73		(156,236)
Other items	(10,085)				(10,085)
Net cash provided by (used in) financing activities	(166,512)	118	73		(166,321)
Net increase (decrease) in cash	5,613	(109)	—	—	5,504
Cash at the beginning of the year	29,336	1,871			31,207
Cash at the end of the year	$ 34,949	$ 1,762	$ —	$ —	$ 36,711

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands)

Condensed Consolidating Statements of Cash Flows—(Continued)

	DaVita Inc.	RTC	Non-guarantor subsidiaries	Consolidating adjustments	Consolidated total
Year ended December 31, 2000					
Cash flows from operating activities:					
Net income	$ 13,485	$ 4,570	$ 26,687	$(31,257)	$ 13,485
Changes in operating and intercompany assets and liabilities and non-cash items included in net income	375,649	(99,917)	(19,390)	31,257	287,599
Net cash provided by operating activities	389,134	(95,347)	7,297	—	301,084
Cash flows from investing activities:					
Purchases of property and equipment, net	(20,019)	(12,242)	(8,827)		(41,088)
Acquisitions and divestitures, net	28,955	105,342			134,297
Other items	146				146
Net cash used in investing activities	9,082	93,100	(8,827)		93,355
Cash flows from financing activities:					
Long term debt	(478,566)		1,530		(477,036)
Other items	5,823				5,823
Net cash provided by (used in) financing activities	(472,743)	—	1,530		(471,213)
Net increase (decrease) in cash	(74,527)	(2,247)	—	—	(76,774)
Cash at the beginning of the year	103,863	4,118			107,981
Cash at the end of the year	$ 29,336	$ 1,871	$ —	$ —	$ 31,207

Risk Factors

This Annual Report contains statements that are forward-looking statements within the meaning of the federal securities laws, including statements about our expectations, beliefs, intentions or strategies for the future. These forward-looking statements include statements regarding our expectations for treatment growth rates, revenue per treatment, expense growth, levels of the provision for uncollectible accounts receivable, earnings before depreciation and amortization, debt expense and taxes, and capital expenditures. We base our forward-looking statements on information currently available to us, and we do not intend to update these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

These statements involve known and unknown risks and uncertainties, including risks resulting from economic and market conditions, the regulatory environment in which we operate, competitive activities and other business conditions. Our actual results may differ materially from results anticipated in these forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include those set forth below. The risks discussed below are not the only ones facing our business.

If the percentage of our collections at or near our billed prices declines, then our revenues, cash flows and earnings would be substantially reduced.

Approximately 44% of our continental U.S. dialysis revenues are generated from patients who have private payors as the primary payor. A minority of these patients have insurance policies that reimburse us at or near our billed prices, which are significantly higher than Medicare rates. The majority of these patients have insurance policies that reimburse us at lower rates but, in most cases, higher than Medicare rates. We believe that pressure from private payors to decrease the rates they pay us may increase. If the percentage of collections at or near our billed prices decreases significantly, it would have a material adverse effect on our revenues, cash flows and earnings.

If the percentage of patients with insurance paying at or near our billed prices declines, then our revenues, cash flows and earnings would be substantially reduced.

Our revenue levels are sensitive to the mix of reimbursements from higher paying commercial plans to total reimbursements from all payor plans and program types. If there is a significant change in the number of patients under higher paying commercial plans relative to plans that pay at lower rates, for example a reduction in the average number of patients under indemnity and PPO plans compared with the average number of patients under HMO plans and government programs, it would negatively impact our revenues, cash flows and earnings.

If we are unable to renegotiate material contracts with managed care plans on acceptable terms, we may experience a decline in same center growth.

We have contracts with some large managed care plans that include unfavorable terms. Although we are attempting to renegotiate the terms of these contracts, we cannot predict whether we will reach agreement on new terms or whether we will renew these contracts. As a result, we may lose numerous patients of these managed care plans and experience a decline in our same center growth, which would negatively impact our revenues.

Changes in clinical practices and reimbursement rates or rules for EPO and other drugs could substantially reduce our revenue and earnings.

The administration of EPO and other drugs accounts for approximately one third of our net operating revenues. Changes in physician practice patterns and accepted clinical practices, changes in private and governmental reimbursement rates and rules, the introduction of new drugs and the conversion to alternate types of administration, for example from intravenous administration to subcutaneous or oral administration, that may also result in lower or less frequent dosages, could reduce our revenues and earnings from the administration of

EPO and other drugs. For example, some Medicare fiscal intermediaries are seeking to implement local medical review policies for EPO and vitamin D analogs that would effectively limit utilization of and reimbursement for these drugs.

Future declines, or the lack of further increases, in Medicare reimbursement rates would reduce our net income and cash flows.

Approximately 51% of our continental U.S. dialysis revenues are generated from patients who have Medicare as their primary payor. The Medicare ESRD program reimburses us for dialysis and ancillary services at fixed rates. Unlike many other Medicare programs, the Medicare ESRD program does not provide for periodic inflation increases in reimbursement rates. Increases of 1.2% in 2000 and 2.4% in 2001 were the first increases in the composite rate since 1991, and were significantly less than the cumulative rate of inflation since 1991. There was no increase in the composite rate for 2002. Increases in operating costs that are subject to inflation, such as labor and supply costs, have occurred and are expected to continue to occur with or without a compensating increase in reimbursement rates. We cannot predict the nature or extent of future rate changes, if any. To the extent these rates are not adjusted to keep pace with inflation, our net income and cash flows would be adversely affected.

Future changes in the structure of, and reimbursement rates under, the Medicare ESRD program could substantially reduce our operating earnings and cash flows.

In legislation enacted in December 2000, Congress mandated government studies on whether:

- The Medicare composite rate for dialysis should be modified to include an annual inflation increase—this study was due July 2002, but has not yet been delivered to Congress;
- The Medicare composite rate for dialysis should be modified to include additional services, such as laboratory and other diagnostic tests and the administration of EPO and other pharmaceuticals, in the composite rate—this study was due July 2002, but has not yet been delivered to Congress; and
- Reimbursement for many of the outpatient prescription drugs that we administer to dialysis patients should be changed from the historic rate of 95% of the average wholesale price, or AWP. This study was delivered to Congress but Congress has not acted upon it.

If Medicare began to include in its composite reimbursement rate any ancillary services that it currently reimburses separately, our revenue would decrease to the extent there was not a corresponding increase in that composite rate. In particular, Medicare revenue from EPO is approximately 25% of our total Medicare revenue. In January 2003, CMS implemented a new payment structure utilizing a single drug pricer for all drugs that Medicare reimburses, including many we administer. Based on the initial prices CMS has set, we do not expect our reimbursement under this single drug pricer in 2003 to differ materially from what it would have been under the AWP-based reimbursement structure. We expect, however, that CMS will change the prices set under this single drug pricer in the future or make other changes to the payment structure for these drugs. If EPO were included in the composite rate, and if the composite rate were not increased sufficiently, our operating earnings and cash flows could decrease substantially. Reductions in current reimbursement rates for EPO or other outpatient prescription drugs would also reduce our net earnings and cash flows.

Future declines in Medicaid reimbursement rates would reduce our net income and cash flows.

Approximately 5% of our continental U.S. dialysis revenues are generated from Medicaid payors. If state governments change Medicaid programs or the rates paid by those programs for our services, then our revenue and earnings may decline. Some of the states' Medicaid programs have proposed eligibility changes or have announced that they are considering reductions in the rates for certain services. Any action to reduce the Medicaid coverage rules or reimbursement rates for dialysis and related services would adversely affect our revenue and earnings.

If a significant number of physicians were to cease referring patients to our dialysis centers, whether due to regulatory or other reasons, our revenue and earnings would decline.

If a significant number of physicians stop referring patients to our centers, it could have a material adverse effect on our revenue and earnings. Many physicians prefer to have their patients treated at centers where they or other members of their practice supervise the overall care provided as medical directors of the centers. As a result, the primary referral source for most of our centers is often the physician or physician group providing medical director services to the center. If a medical director agreement terminates, whether before or at the end of its term, and a new medical director is appointed, it may negatively impact the former medical director's decision to treat his or her patients at our center. Additionally, the medical directors have no obligation to refer their patients to our centers.

Our medical director contracts are for fixed periods, generally five to ten years. Medical directors have no obligation to extend their agreements with us. In the twelve months ended December 31, 2002, we renewed the agreements with medical directors at 57 centers. In addition, as of December 31, 2002, there were 30 additional centers at which the medical director agreements required renewal on or before December 31, 2003.

We also may take actions to restructure existing relationships or take positions in negotiating extensions of relationships in order to assure compliance with anti-kickback and similar laws. These actions could negatively impact physicians' decisions to extend their medical director agreements with us or to refer their patients to us. In addition, if the terms of an existing agreement were found to violate applicable laws, we may not be successful in restructuring the relationship, which could lead to the early termination of the agreement, or force the physician to stop referring patients to the centers.

If the current shortage of skilled clinical personnel or our high level of personnel turnover continues, we may experience disruptions in our business operations and increases in operating expenses.

We are experiencing increased labor costs and difficulties in hiring nurses due to a nationwide shortage of skilled clinical personnel. This shortage limits our ability to expand our operations. We also have a high personnel turnover rate in our dialysis centers. Turnover has been the highest among our technicians, nurses and unit secretaries. Recent efforts to reduce this turnover may not succeed. If we are not successful, or if we are unable to hire skilled clinical personnel when needed, our operations and our same center growth will be negatively impacted.

Adverse developments with respect to EPO could materially reduce our net income and cash flows and affect our ability to care for our patients.

Amgen is the sole supplier of EPO and may unilaterally decide to increase its price for EPO at any time. For example, Amgen unilaterally increased its base price for EPO by 3.9% in each of 2002, 2001 and 2000. Also, we cannot predict whether we will continue to receive the same discount structure for EPO that we currently receive, or whether we will continue to achieve the same levels of discounts within that structure as we have historically achieved. In addition, Amgen has developed a new product, Aranesp®, that may replace EPO or reduce its use with dialysis patients. We cannot predict if or when Aranesp® will be introduced to the U.S. dialysis market, what its cost and reimbursement structure will be, or how it may impact our revenues from EPO. Increases in the cost of EPO and the introduction of Aranesp® could have a material adverse effect on our net income and cash flows.

The pending federal review of some of our historical practices and third-party carrier review of our laboratory subsidiary could result in substantial penalties against us.

We are voluntarily cooperating with the Civil Division of the United States Attorney's Office and OIG in Philadelphia in a review of some of our practices, including billing and other operating procedures, financial relationships with physicians and pharmaceutical companies, and the provision of pharmaceutical and other ancillary services. In addition, our Florida laboratory and our now closed Minnesota laboratory are each the subject of a third-party carrier review of claims it has submitted for Medicare reimbursement. The DOJ has also requested and received information regarding these laboratories. We are unable to determine when these matters will be resolved, whether any additional areas of inquiry will be opened or any outcome of these matters, financial or otherwise. Any negative findings could result in substantial financial penalties against us and exclusion from future participation in the Medicare and Medicaid programs.

If we fail to adhere to all of the complex government regulations that apply to our business, we could suffer severe consequences that would substantially reduce our revenue and earnings.

Our dialysis operations are subject to extensive federal, state and local government regulations, including Medicare and Medicaid reimbursement rules and regulations, federal and state anti-kickback laws, and federal and state laws regarding the collection, use and disclosure of patient health information. The regulatory scrutiny of healthcare providers, including dialysis providers, has increased significantly in recent years. In addition, the frequency and intensity of Medicare certification surveys and inspections of dialysis centers has increased markedly since 2000.

We endeavor to comply with all of the requirements for receiving Medicare and Medicaid reimbursement and to structure all of our relationships with referring physicians to comply with the anti-kickback laws; however, the laws and regulations in this area are complex and subject to varying interpretations. In addition, our historic dependence on manual processes that vary widely across our network of dialysis centers exposes us to greater risk of errors in billing and other business processes.

Due to regulatory considerations unique to each of these states, all of our dialysis operations in New York and part of our dialysis operations in New Jersey are conducted through privately-owned companies to which we provide a broad range of administrative services. These operations account for approximately 7% of our continental U.S. dialysis revenues. We believe that we have structured these operations to comply with the laws and regulations of these states, but we can give no assurances that they will not be challenged.

If any of our operations are found to violate these or other government regulations, we could suffer severe consequences, including:

- Mandated practice changes that significantly increase operating expenses;
- Suspension of payments from government reimbursement programs;
- Refunds of amounts received in violation of law or applicable reimbursement program requirements;
- Loss of required government certifications or exclusion from government reimbursement programs;
- Loss of licenses required to operate healthcare facilities in some of the states in which we operate;
- Fines or monetary penalties for anti-kickback law violations, submission of false claims or other failures to meet reimbursement program requirements and patient privacy law violations; and
- Claims for monetary damages from patients who believe their protected health information has been used or disclosed in violation of federal or state patient privacy laws.

Our rollout of new information technology systems will significantly disrupt our billing and collection activity, may not work as planned and could have a negative impact on our results of operations and financial condition.

We will be continuing the rollout of new information technology systems and new processes to each of our dialysis centers over the next fifteen months. It is likely that this rollout will disrupt our billing and collection activity and may cause other disruptions to our business operations, which may negatively impact our cash flows. Also, the new information systems may not work as planned or improve our billing and collection processes as expected. If they do not, we may have to spend substantial amounts to enhance or replace these systems.

Provisions in our charter documents and compensation programs we have adopted may deter a change of control that our stockholders would otherwise determine to be in their best interests.

Our charter documents include provisions which may deter hostile takeovers, delay or prevent changes of control or changes in our management, or limit the ability of our stockholders to approve transactions that they may otherwise determine to be in their best interests. These include provisions prohibiting our stockholders from acting by written consent, requiring 60 days advance notice of stockholder proposals or nominations to our Board of Directors and granting our Board of Directors the authority to issue up to five million shares of preferred stock and to determine the rights and preferences of the preferred stock without the need for further stockholder approval, and a poison pill that would substantially dilute the interest sought by an acquirer that our board of directors does not approve.

In addition, most of our outstanding employee stock options include a provision accelerating the vesting of the options in the event of a change of control. We have also adopted a change of control protection program for our employees who do not have a significant number of stock options, which provides for cash bonuses to the employees in the event of a change of control. Based on the shares of our common stock outstanding and the market price of our stock on December 31, 2002, these cash bonuses would total approximately $53 million. These compensation programs may affect the price an acquirer would be willing to pay.

These provisions could also discourage bids for our common stock at a premium and cause the market price of our common stock to decline.

Selected Financial Data

The following table presents selected consolidated financial and operating data for the periods indicated. The following financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements filed as part of this Annual Report.

	Year ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except share data)				
Income statement data:					
Net operating revenues(1)	$1,854,632	$1,650,753	$1,486,302	$ 1,445,351	$1,203,738
Total operating expenses(2)	1,463,300	1,332,761	1,311,587	1,509,333	1,068,825
Operating income (loss)	391,332	317,992	174,715	(63,982)	134,913
Other income (loss), net	5,790	4,644	(7,201)	(1,895)	4,894
Debt expense(3)	71,636	72,438	116,637	110,797	84,003
Minority interests in income of consolidated subsidiaries	(9,299)	(9,260)	(5,942)	(5,152)	(7,163)
Income (loss) before income taxes, extraordinary items and cumulative effect of change in accounting principle	316,187	240,938	44,935	(181,826)	48,641
Income tax expense (benefit)	129,500	104,600	27,960	(34,570)	38,449
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	$ 186,687	$ 136,338	$ 16,975	$ (147,256)	$ 10,192
Net income (loss)(4)	$ 157,329	$ 137,315	$ 13,485	$ (147,256)	$ (9,448)
Basic earnings (loss) per common share:					
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	$ 2.60	$ 1.63	$ 0.21	$ (1.81)	$ 0.12
Net income (loss)(4)	$ 2.19	$ 1.64	$ 0.17	$ (1.81)	$ (0.12)
Diluted earnings (loss) per common share:					
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	$ 2.28	$ 1.51	$ 0.20	$ (1.81)	$ 0.12
Net income (loss)(4)	$ 1.96	$ 1.52	$ 0.16	$ (1.81)	$ (0.12)
Ratio of earnings to fixed charges(5)(6)	4.35:1	3.63:1	1.32:1	See (6)	1.49:1
Balance sheet data:					
Working capital(7)	$ 251,925	$ 175,983	$ 148,348	$(1,043,796)	$ 388,064
Total assets	1,775,693	1,662,683	1,596,632	2,056,718	1,911,619
Long-term debt(8)	1,311,252	811,190	974,006	5,696	1,225,781
Shareholders' equity(9)	70,264	503,637	349,368	326,404	473,864

(1) Net operating revenues include $58,778 in 2002 of prior years' services revenue relating to Medicare lab revenue, and $22,000 in 2001 of prior years' dialysis services revenue relating to cash settlements and collections in excess of prior estimates.

(2) Total operating expenses include expense offsets from recoveries of $5,192 in 2002, and $35,220 in 2001 of accounts receivable reserved in 1999, a net gain for impairments and valuation adjustments of $380 in 2002 and net impairment losses of $4,556 in 2000, $139,805 in impairment and valuation losses in 1999 principally associated with the disposition of the Company's non-continental U.S. operations and merger-related costs of $78,188 in 1998.

(3) Debt expense includes write-offs of deferred financing costs of $1,192 in 2000 and $1,601 in 1999, and a loss on termination of interest rate swap agreements related to refinanced debt of $9,823 in 1998.

(4) Net income (loss) includes an extraordinary loss of $29,358 ($0.41 per share—basic, $0.32 per share—diluted) in 2002 resulting from the write-off of deferred financing costs associated with the retirement of the $225,000 outstanding 9¼% Senior Subordinated Notes due 2011, an extraordinary gain of $977 ($0.01 per share) in 2001 relating to the write-off of deferred financing costs and the associated accelerated swap liquidation gains resulting from debt refinancing, and extraordinary losses associated with early extinguishment of debt of $3,490 ($0.04 per share) in 2000 and $12,744 ($0.16 per share) in 1998. In 1998 we adopted AICPA Statement of Position No. 98-5 *Reporting on the Costs for Start-up Activities* which requires that pre-opening and organization costs be expensed as incurred. As a result, unamortized deferred pre-opening and organizational costs of $6,896 ($0.08 per share) were written off as a cumulative effect of a change in accounting principle in 1998.

(5) The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings for this purpose is defined as pretax income from operations adjusted by adding back fixed charges excluding interest capitalized during the period. Fixed charges are defined as the total of interest expense, amortization of financing costs, capitalized interest and the estimated interest component of rental expense on operating leases.

(6) Due to our loss in 1999, the ratio coverage in 1999 was less than 1:1. We would have had to generate additional earnings of $182,535 to achieve a coverage of 1:1.

(7) The working capital calculation as of December 31, 1999 includes long-term debt of $1,425,610 that was potentially callable under covenant provisions.

(8) Long-term debt as of December 31, 1999 excludes $1,425,610 that was potentially callable under covenant provisions.

(9) We repurchased 27,327,477 shares of common stock for $642,171 in 2002 and 888,700 shares of common stock for $20,360 in 2001.

Market for the Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the New York Stock Exchange under the symbol "DVA". The following table sets forth, for the periods indicated, the high and low closing prices for our common stock as reported by the New York Stock Exchange.

	High	Low
Year ended December 31, 2001:		
1st quarter	$19.55	$14.60
2nd quarter	20.33	16.18
3rd quarter	22.36	18.31
4th quarter	24.45	17.05
Year ended December 31, 2002:		
1st quarter	$26.00	$21.50
2nd quarter	26.13	20.40
3rd quarter	23.91	19.46
4th quarter	25.87	22.80

The closing price of our common stock on February 14, 2003 was $20.41 per share. According to The Bank of New York, our registrar and transfer agent, as of February 14, 2003, there were 2,604 holders of record of our common stock. Since our recapitalization in 1994, we have not declared or paid cash dividends to holders of our common stock. We do not anticipate paying cash dividends in the foreseeable future. Our bank credit agreements restrict our ability to pay dividends on our common stock. Also, see the heading "Liquidity and capital resources" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to our consolidated financial statements.

CORPORATE INFORMATION

Corporate Office
DaVita Inc.
21250 Hawthorne Blvd.
Suite 800
Torrance, CA 90503-5517
Tel 310.792.2600
Fax 310.792.8928
www.davita.com

Independent Auditors
KPMG LLP
Seattle, Washington

Stock Registrar and Transfer Agent
The Bank of New York
New York, New York

Annual Meeting of Stockholders
Wednesday, May 21, 2003
Hyatt Regency San Francisco Airport
133 Bayshore Highway
Burlingame, CA 94010

Common Stock Listing
New York Stock Exchange
Symbol: DVA

Form 10-K Request
For a free copy of DaVita's annual report on Form 10-K for the year ended December 31, 2002 please send a written request to LeAnne Zumwalt, Vice President of Investor Relations at DaVita's corporate address.

DIRECTORS

Nancy-Ann DeParle
Senior Advisor
JP Morgan Partners, LLC

Former Administrator
Healthcare Financing Administration
1997 to 2000

Richard B. Fontaine
Independent Health Care Consultant

Former Senior Vice President
CR&R Incorporated

Former Chief Executive Officer
Vivocell Therapy, Inc.

Peter T. Grauer
Chairman of the Board, President and Treasurer
Bloomberg, Inc.

C. Raymond Larkin, Jr.
Chairman of the Board and Chief Executive Officer
Eunoe, Inc.

Former Chief Executive Officer
Nellcor

John M. Nehra
General Partner
New Enterprise Associates

Managing General Partner
Catalyst Ventures

William L. Roper
Dean, School of Public Health
University of North Carolina at Chapel Hill

Former Director
Centers for Disease Control and Prevention
1990 to 1993

Former Administrator
Healthcare Financing Administration
1986 to 1989

Kent J. Thiry
Chairman of the Board and Chief Executive Officer
DaVita Inc.

SECTION 16 OFFICERS

Kent J. Thiry
Chairman of the Board and Chief Executive Officer

Joseph C. Mello
Chief Operating Officer

Richard K. Whitney
Chief Financial Officer

Charles A. McAllister, M.D.
Chief Medical Officer

Gary W. Beil
Vice President and Controller

Steven J. Udicious
Secretary and General Counsel

Lori S. Richardson-Pellicioni
Chief Compliance Officer

DaVita Inc.
21250 Hawthorne Blvd.
Suite 800
Torrance, CA 90503-5517
Tel 310.792.2600
Fax 310.792.8928

www.davita.com